SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Globe Telecom, Inc.

(Exact name of Registrant as specified in its Charter)

5/F Globe Telecom Plaza

Pioneer Corner Madison Streets

1552 Mandaluyong City

Philippines

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                    .

This report consists of:

1.	a copy of a press release dated January 29, 2004 regarding a declaration by Globe Telecom, Inc.(“Globe”) of a (Peso)18 cash dividend per common share; and

2.	a report Globe filed with the Philippine Securities and Exchange Commission on January 29, 2004. The report contains unaudited financial statements for Globe for the year ended December 31, 2003. Audited financial statements for the fiscal year 2003 will be contained in an annual report on the Form 20-F to be filed by Globe by March 31, 2004.

The sole purpose of this filing is to ensure full compliance with the terms of the filing requirements in relation to the Form 6-K.

PRESS RELEASE	JANUARY 29, 2004

GLOBE DECLARES (Peso)18 CASH DIVIDEND PER SHARE AFTER

REPORTING STRONG 2003 RESULTS

The Board of Directors of Globe Telecom adopted a policy to declare cash dividends to its common shareholders on a regular basis as may be determined by the Board of Directors from time to time. Given improvements in net income and cash flows of Globe’s operations over the last few years, the Board of Directors has set a dividend payout rate of approximately 50% of prior year’s net income payable semi-annually in March and September of each year. This will be reviewed annually taking into account the Company’s operating results, cash flows, debt covenants, capital expenditure levels and liquidity.

Based on the strong earnings results of Globe in 2003, the Board of Directors declared the first semi-annual dividend of (Peso)18 per common share with record date of February 18, 2004 and payment date of March 15, 2004.

“In many ways, Globe had another excellent year in 2003 and this is clearly indicated in our financial and operating results. We have made great strides in advancing our businesses despite challenging economic conditions and fierce competition in the market. Connectivity is now truly a critical facet in the lives of many millions of Filipinos and we are extremely optimistic about the Company’s future growth prospects,” Jaime Augusto Zobel de Ayala, Chairman of Globe Telecom said. “We are also very pleased that we are able to increase our cash dividends this year, following our initial declaration last year. We have long understood that dividends are important to our shareholders and we view this as integral to our long-term strategy after having built the Company’s financial strength over the past decade. This is an indication of our commitment to enhance the value of our shareholders’ investments in Globe.”

Globe announced that unaudited net income reached (Peso)10.3 billion in 2003, 50% higher than the (Peso)6.9 billion posted in 2002. Service revenues reached (Peso)47.5 billion, a 20% increase from the previous year, primarily driven by the record subscriber take-up. The Company’s total wireless subscriber base reached 8.9 million, an increase of 2.3 million, 15% higher than the 2.0 million added in 2002. This was achieved against the backdrop of expectations of a market slowdown.

As a result of good top-line growth, earnings before interest, taxes, depreciation and amortization (EBITDA) registered at(Peso)27.9 billion, representing an EBITDA margin of 59% on service revenues.

“2003 proved to be another banner year for Globe,” Gerardo C. Ablaza, Jr., President and CEO of Globe said. “Now we welcome 2004 with all the challenges it brings. Given the developments of the past year, we think that the wireless market will continue to present many opportunities which may push penetration rate to 33% over the next 12-18 months. We believe we are well prepared to participate in that growth.”

Globe’s total asset base was at (Peso)141.9 billion, with total debt dropping 4% from the previous year to (Peso)56.1 billion as of 31 December 2003. Capital expenditures amounted to (Peso)15.8 billion, equivalent to 33% of service revenues. Free cash flow was strong at (Peso)13.3 billion, almost double the (Peso)6.9 billion recorded in 2002. This year, the Company has earmarked around U$350 million for its capital expenditure program, U$260 million of which are for new projects while the other U$90 million are for programs started in 2003 scheduled to be completed in 2004.

Globe Telecom is a leading Philippine wireless operator. With its fully-owned subsidiary, Innove Communications, Inc. (formerly Islacom), the Company also offers international telephony, inter-exchange carrier (IXC), data communications and internet services.

For Reference:

Rizza Maniego-Eala

VP, Financial Planning and Analysis

Tel. No: + 632 730-2982

Fax No: + 632 739-0072

Malou Rustia-Santos

Head – Investor Relations

Tel. No: + 632 730-2820

Fax No: + 632 739-0072

GLOBE TELECOM

CM-020

SEC Number 1177 File Number

GLOBE TELECOM, INC.

(Company’s Full Name)

5th Floor Globe Telecom Plaza (Pioneer Highlands)

Pioneer corner Madison Streets, 1552 Mandaluyong City

(Company’s Address)

(632) 730-2000

(Telephone Numbers)

31 December 2003

(Quarter Ending)

SEC FORM 17-Q

(Form Type)

GLOBE TELECOM

CM-020

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES

REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1.	For the quarterly period ended 31 December 2003

2.	Commission identification number: 1177

3.	BIR Tax Identification No. 050-000-768-480

4.	Exact name of registrant as specified in its charter: GLOBE TELECOM, INC.

5.	Province, country or other jurisdiction of incorporation or organization: PHILIPPINES

7.	Address of registrant’s principal office:

5th Floor, Globe Telecom Plaza (Pioneer Highlands)

Pioneer corner Madison Streets

1552 Mandaluyong City

8.	Registrant’s telephone number, including area code: (632) 730-2000

10.	Securities registered pursuant to Sections 4 and 8 of the RSA

Title of Each Class	Number of shares of stock outstanding and amount of debt outstanding
Common Stock, P50.00 par value	139,903,867*
Preferred Stock, P5.00 par value	158,515,021

* Net of Treasury Shares of 12,001,533

11.	Are any or all of the Securities listed on the Philippine Stock Exchange? Yes

12.	Indicate whether the registrant:

a) Has filed all reports required to be filed by Section 17 of the Code and SRC Rule 17 thereunder or Sections 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports).

Yes

b) Has been subject to such filing requirements for the past 90 days.

Yes

PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements. Please refer to Annex A.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of and for the Year Ended 31 December

Financial and Operational Highlights

(In Million Pesos unless otherwise stated)

	Globe Consolidated
	2003	2002[4]	YoY change (%)
As of and for the year ended 31 December (Unaudited)
Profit & Loss Data
Net Operating Revenues	49,478	45,800	8
Service Revenues [1]	47,535	39,761	20
Non-Service Revenues [1]	1,943	6,039	-68
Costs and Expenses	33,786	29,984	13
EBITDA [2]	27,853	26,704	4
EBIT	15,692	15,816	-1
Net Income	10,345	6,918	50

Balance Sheet Data
Total Assets	141,886	139,193	2
Total Debt	56,132	58,581	-4
Total Stockholders’ Equity	50,854	50,856	—

Financial Ratios (x)
Total Debt to EBITDA	2.02	2.19
Interest Cover (Gross)	6.18	6.19
Total Debt to Equity (Gross)	1.10	1.15
Total Debt to Total Capitalization (Book)	0.52	0.54
Total Debt to Total Capitalization (Market)	0.32	0.46

Other Data
Net Cash from Operating Activities	23,294	23,016	1
Capital Expenditures [3]	15,814	20,478	-23
Net Receivable Days	48	50	-4
Peso/Dollar Exchange Rate (In pesos)	55.59	53.25	4
No. of Regular Employees	4,186	3,931	6

[1]	Effective June 2003, service revenues were stated net of prepaid call card discounts. Prepaid call card discounts were previously deducted from non-service revenues. Service and non-service revenues for 2002 have been restated for comparative purposes only.

[2]	EBITDA is Earnings Before Interest, Taxes, Depreciation, Amortization and Other Income/Expense. EBITDA is calculated by deducting costs and expenses (excluding Depreciation and Amortization) from net operating revenues.

[3]	Consolidated Capital Expenditures include cash and non-cash components. (See related discussion in Liquidity and Capital Resources section)

[4]	Prior period figures have been restated as a result of the adoption of SFAS 38/IAS 38. (See related discussion in Results of Operations section)

Our wireless service revenues accounted for 90% of our net operating service revenues of (Peso)47,535 million in 2003 while the remaining 10% was contributed by our wireline business. Our net service revenues increased by 20% during the period from (Peso)39,761 million in 2002 to (Peso)47,535 million in 2003 while net operating revenues grew by 8% to (Peso)49,478 million.

We report operating revenues on a net basis, which consist of gross operating revenues less domestic interconnection charges, international settlement payouts, call card discounts, bonus credits and marketing promotions credited to subscriber billings. Gross operating revenues consist of gross service and non-service revenues from all communications services, including interconnection revenues. Domestically, we pay interconnection charges to other carriers for calls terminating to their networks and hauling charges for calls that pass through other networks to the terminating network. These charges are based on a negotiated price per minute. Internationally, we make payouts in connection with our outbound international calls. These rates are driven by pricing pressures and trends in the international long distance market.

Net service revenues for the Wireless and Wireline businesses include monthly service fees, applicable installation charges, airtime fees from local, national and international long distance, and international roaming services, and revenues from value-added services. Effective June 2003, service revenues were stated net of prepaid call card discounts to dealers for volume purchases. Prepaid call card discounts were previously deducted from non-service revenues.

Non-service revenues include proceeds from the sale of handsets, phonekits, accessories, and SIM packs. The related revenue on call card sales is recognized upon usage. On 01 August 2002, Globe introduced a new promotional scheme for prepaid sales (covering Globe Prepaid Plus and Touch Mobile) to its dealers. Instead of providing promotional prepaid call cards with the sale of a phone kit, Globe discounted its selling price to its dealers. (See related discussion on Wireless Services – Prepaid section)

We registered non-service revenues of (Peso)1,943 million for 2003 compared to the (Peso)6,039 million in 2002 due to lower phonekit sales and higher handset subsidies for the period. Service and non-service revenues for 2002 have been restated to account for the new application of prepaid call card discounts. Non-service revenues continue to be reported net of discount on phonekits. (See related discussion in Wireless Services – Prepaid section)

The interconnection expenses we paid as a percentage of gross service revenues increased to 20% for 2003 from 19% in 2002.

Starting 01 January 2003, Globe redefined the role of its Carrier business from a Strategic Business Unit with Profit and Loss accountability to a Support Group to our Wireless and Wireline Voice businesses. International Long Distance (ILD) and National Long Distance (NLD) service revenues, previously reported under the Carrier business but attributable to the Wireless and Wireline Voice businesses, are now reported under the income statements of the respective businesses. The segment reporting for 2002 was restated accordingly.

As part of domestic interconnection agreements concluded in 2002, effective 01 January 2004, domestic calls terminating to Globe’s CMTS network will be charged a termination rate of (Peso)4.00 per minute (from (Peso)4.50 per minute in 2003) while calls terminating to a wireline voice network will be charged a termination rate of (Peso)3.00 per minute (from (Peso)2.50 per minute in 2003).

On 30 September 2003, the transfer of Globe’s wireline voice and data business to Innove (previously named Isla Communications Co., Inc.) became effective. In this report therefore, effective 01 October 2003, all wireline business reporting is made under Innove. (See related discussion in Wireline Services section)

Net Operating Revenues by Line of Business

The table below shows the net operating revenues for each of our businesses for the periods indicated:

	Globe Consolidated
	2003	2002[4]	YoY change (%)
For the year ended 31 December (in millions of pesos)
Net Operating Revenues From:
Service Revenues:
Wireless[1]	42,593	35,185	21
Voice	27,904	22,608	23
Data	14,689	12,577	17
Wireline	4,942	4,576	8
Voice[2]	3,502	3,492	—
Data3	1,440	1,084	33
Net Service Revenues	47,535	39,761	20
Non-Service Revenues	1,943	6,039	-68

Net Operating Revenues	49,478	45,800	8

[1]	Wireless net service revenues include: (1) fixed monthly charges plus charges for local calls in excess of the free minutes for various Globe Handyphone postpaid plans, including currency exchange rate adjustments, or CERA; (2) airtime fees from the prepaid card service excluding any usage of call cards, originally given as promotional airtime call cards prior to 01 August 2002 (Globe Prepaid Plus and Touch Mobile) less a) bonus credits and marketing promotions credited to subscriber billings and b) call card discounts, recognized upon the earlier of (a) actual usage of the airtime value of the prepaid card and (b) expiration of the unused value of the prepaid card, which occurs between 2 and 60 days after activation depending on the card denomination; (3) revenues generated from international, national long distance calls and international roaming calls, net of any interconnection fees (including interconnection fees on promotional airtime call cards prior to 01 August 2002) to other carriers and; (4) revenues from value-added services, mainly SMS messaging (in excess of the free SMS allocation).
[2]	Wireline voice net service revenues consist of: (1) monthly service fees including CERA; (2) installation charges and other one-time fees associated with the establishment of the service; (3) revenues from local, international and national long distance calls made by postpaid and prepaid wireline subscribers and payphone customers, net of prepaid and payphone call card discounts; and (4) revenues from value-added services; all net of interconnection fees to other carriers.
[3]	Wireline data net service revenues consist of revenues from: (1) international and domestic leased lines; (2) internet services; and (3) other wholesale transport services.
[4]	Prior period segment information was restated to conform to the new composition of Globe’s consolidated reportable segments.

Wireless Services

	Globe Consolidated
	2003	2002	YoY change(%)
For the year ended 31 December (in millions of pesos)
Wireless Net Revenues	44,465	41,161	8
Service[1]	42,593	35,185	21
Voice	27,904	22,608	23
Data	14,689	12,577	17
Data as a % of Wireless Net Service Revenues	34	36
Data as a % of Total Wireless Net Revenues	33	31
Non-Service[1]	1,872	5,976	-69
Subscribers – Net (End of period)	8,859,883	6,572,185	35
Postpaid .	685,026	518,900	32
Prepaid	8,174,857	6,053,285	35
Globe Prepaid Plus	6,673,013	5,200,500	28
Touch Mobile	1,501,844	852,785	76

[1]	Effective June 2003, service revenues are stated net of prepaid call card discounts. Prepaid call card discounts were previously deducted from non-service revenues. Service and non-service revenues for the prior period have been restated for comparative purposes only.

Wireless Services

Wireless voice revenues for 2003 totaled (Peso)27,904 million compared to (Peso)22,608 million in 2002 while wireless data revenues increased by 17% to (Peso)14,689 million in 2003 on account of the 35% increase in wireless subscribers and their corresponding usage of voice and data services.

Wireless Services - Postpaid

Globe offers postpaid services through its brand Globe Handyphone. Globe registered 685,026 postpaid subscribers as of 31 December 2003 compared to 518,900 subscribers in 2002. Net postpaid additions for 2003 totaled 166,126 compared to 60,425 in 2002.

Despite higher net additions in 2003, the net ARPU per Globe postpaid wireless subscriber remained relatively flat at (Peso)1,637 in 2003 compared to (Peso)1,648 in 2002. Net ARPU is computed by dividing recurring wireless postpaid net operating service revenues for the period (net of interconnection charges to external carriers) by the average number of postpaid wireless subscribers and then dividing the quotient by the number of months in the period.

Globe’s postpaid ARPU on a gross basis averaged (Peso)2,173 for 2003 from (Peso)2,159 in the same period in 2002. Gross ARPU is computed by dividing recurring wireless postpaid gross service revenues for the period by the average number of postpaid wireless subscribers and then dividing the quotient by the number of months in the period.

Globe’s postpaid acquisition cost per subscriber rose by 190% to (Peso)9,834 for 2003 compared to (Peso)3,396 in 2002. For the year 2003, handset and Subscriber Identification Module (SIM) subsidies accounted for 94% of acquisition cost while commissions and advertising/promotional expenses made up the balance of 6%. In 2002, handset and SIM subsidies accounted for 75%, commissions 8% and advertising expenses 17%. Handset and SIM subsidies for 2003 increased due to an aggressive campaign to acquire new postpaid subscribers.

The average monthly churn rate for Globe’s postpaid subscribers is defined as total disconnections net of reconnections divided by the average postpaid subscribers, divided by the number of months in the period. Globe’s postpaid churn rate averaged 2.7% per month for 2003, compared to the 2.4% reported in 2002. For postpaid subscribers, permanent disconnections are made after a series of collection steps following non-payment. Such permanent disconnections generally occur within 90 days from statement date.

Wireless Services - Prepaid

Globe Prepaid Plus

Growth in Globe Prepaid Plus’ subscriber base in 2003 reached 1,472,513 net additions compared to 1,192,499 in 2002. Globe Prepaid Plus’ subscriber base totaled 6,673,013 as of 31 December 2003 compared to 5,200,500 in 2002.

The average monthly churn rate for Globe Prepaid Plus subscribers reached 3.3% for 2003 from 2.3% in 2002.

The net ARPU for Globe Prepaid Plus registered a year-on-year decrease of 10% to (Peso)389 in 2003 from (Peso)432 in 2002 due to lower voice and data usage. Net ARPU is computed by dividing recurring wireless prepaid net operating service revenues for the period (net of discounts and interconnection charges to external carriers) by the average number of prepaid wireless subscribers and then dividing the quotient by the number of months in the period.

Globe’s prepaid gross ARPU averaged (Peso)512 for 2003 compared to (Peso)576 in 2002. Gross ARPU is computed by dividing recurring wireless prepaid gross service revenues for the period by the average number of prepaid wireless subscribers and then dividing the quotient by the number of months in the period.

Acquisition cost for Globe Prepaid Plus increased by 29% to (Peso)291 for 2003 from (Peso)225 in 2002 due mainly to higher handset subsidies. For 2003, commissions contributed only 1%, with handset and SIM subsidies accounting for 58% and advertising costs comprising the balance of 41%. In 2002, commissions contributed 16%, handset and SIM subsidies accounted for 16%, while advertising costs comprised the balance of 68%.

Globe Prepaid Plus subscribers can reload airtime value or credits, which can be purchased from Globe’s centers and dealers, or purchased electronically from designated merchants, automated teller machines, and reloading facilities. Prepaid cards are also sold in denominations ranging from (Peso)100 to (Peso)1,000. The 100 call and text card has a 15-day expiration period after which the subscriber has another 60 days to receive incoming calls and text messages. The other denominations carry a 60-day expiry after which the subscriber has the ability to receive incoming calls and text messages for another 120 days.

In 2003, Globe implemented several Churn Management initiatives:

•	On June and July 2003, the Company launched its (Peso)100 call and text card for Globe Handyphone Prepaid Plus and the (Peso)50 and (Peso)100 call and text cards for Touch Mobile.Globe Handyphone Prepaid Plus’ (Peso)100 call and text card has a first and second expiry of 15 and 60 days, respectively while Touch Mobile’s (Peso)50 and (Peso)100 call and text card carry a first expiry of 7 and 15 days, respectively. If a Touch Mobile subscriber fails to reload after the first expiry period, the subscriber will be barred from making outgoing calls. However, the Touch Mobile subscriber may continue to receive incoming text and calls for 30 and 60 days after the termination of the ability to make outgoing calls and text messages, respectively.

•	To promote the introduction of new lower denominated call cards, the Company credited P50 to the accounts of selected prepaid subscribers who were nearing their second expiry. The objective of this program was to encourage prepaid subscribers who were about to enter their second expiry period to consider keeping their outbound voice and text capabilities using the more affordable lower denominated call cards. This program was again utilized in conjunction with the introduction of several new reload channels and denomination in the second half of 2003.

•	Touch Mobile launched last 30 September 2003 its electronic over-the-air (OTA) reloading service TM Family AutoLoad that allows subscribers to purchase selected prepaid credits at a discount and share these with other Touch Mobile subscribers. Touch Mobile OTA prepaid credits are available in (Peso)25, (Peso)50 and (Peso)100 denominations. Touch Mobile call cards are also sold in denominations ranging from (Peso)50 to (Peso)500 and can be purchased from Globe business centers and dealers, or purchased electronically from designated merchants, automated teller machines and reloading facilities.

•	Last 07 November 2003, Globe launched Globe AutoLoad Max, an OTA reloading service that allows retailers all over the country to automatically reload credits to prepaid subscribers. Globe Prepaid Plus OTA credits are available in (Peso)50 and (Peso)100 denominations. As of 31 December 2003, Globe had over 130,000 outlets for its OTA reloading service.

•	On 17 January 2004, Globe launched its ‘Share a Load’ service for its Globe postpaid and Globe Handyphone Prepaid and Touch Mobile subscribers. This service enables subscribers to send load credits, via SMS, between Globe postpaid to prepaid subscribers and among prepaid subscribers (for both Globe Handyphone Prepaid and Touch Mobile subscribers). Load credits are available in various denominations ranging from (Peso)P5 to (Peso)P500.

Touch Mobile

Innove’s Touch Mobile subscribers totaled 1,501,844 subscribers as of 31 December 2003 compared to 852,785 subscribers in 2002.

The net ARPU for Touch Mobile for 2003 was (Peso)218, while gross ARPU was (Peso)296. In 2002, Touch Mobile had a net ARPU of (Peso)274 and a gross ARPU of (Peso)373.

Acquisition cost per Touch Mobile subscriber was at (Peso)185 for 2003 compared to (Peso)277 in 2002. Of the total acquisition cost during the period, handset and SIM subsidies accounted for 46%, while commissions and advertising costs made up the balance of 54%. In 2002, handset and SIM subsidies accounted for 24%, while commissions added 5% and advertising costs made up the balance of 71%.

The average monthly churn rate for Touch Mobile registered at 6.7% for 2003 against 2.7% in 2002.

Consolidated prepaid subscribers totaled 8,174,857 as of 31 December 2003 compared to 6,053,285 in 2002 or a 35% increase from the same period last year. Globe offers prepaid services through its Globe Prepaid Plus brand, while Innove offers prepaid services through its Touch Mobile brand.

A prepaid subscriber becomes active when the subscriber purchases a SIM card and uses it for the first time. When a prepaid subscriber loads airtime value into Globe’s system, the subscriber has between 5 and 60 days, depending on the reload denomination, to use the value credited before the value of the prepaid account expires. When the reload value expires and the subscriber does not reload, the subscriber retains the use of the wireless number to receive incoming text and calls ranging from 30 to 120 days depending on the reload denomination used. However, if the subscriber still does not reload value within that time, the subscriber loses the wireless number and the account will be permanently disconnected. At that point, the subscriber is then considered part of churn.

Prior to 01 August 2002, revenues from prepaid cards were recorded net of the related value of call cards given as promotional items to dealers. Promotional prepaid call cards were given to dealers upon purchase of phonekits for resale to subscribers. Starting 01 August 2002, Globe discounted the selling prices of its phonekits instead of providing promotional call cards to its dealers. While subscriber usage of promotional call cards was not included in revenues, payments to other carriers arising from the usage of promotional call cards were recorded as part of total interconnection fees to other carriers.

Proceeds from the sale of prepaid cards are initially recognized by Globe as unearned revenues and are shown under the liabilities section of the balance sheet since the service has not yet been rendered. Revenue is realized upon actual usage of the airtime value of the prepaid card or expiration of the unused value of the prepaid card net of free service allocation, whichever comes earlier. Prepaid call card discounts which were given to dealers for volume purchases, were shown as reductions in wireless non-service revenues. Effective June 2003, service revenues have been stated net of prepaid call card discounts to dealers for volume purchases. These were previously deducted from non-service revenues. Service and non-service revenues for 2002 have been restated for comparative purposes only.

Wireline Services

On 21 August 2003, the Securities and Exchange Commission (‘SEC’) approved the change in name of Globe’s 100% wholly-owned subsidiary, Islacom to Innove Communications, Inc. (‘Innove’). The change in name is part of Globe’s strategy to integrate all of its wireline services under Innove. Last 26 May 2003, Globe and Islacom filed a joint application with the NTC for authority to sell and transfer Globe’s wireline voice and wireline data services to Innove. In August 2003, the NTC approved the legal transfer of Globe’s wireline business authorizations, properties, assets and obligations to Innove. The National Telecommunications Commission (NTC) also approved the common usage, operations and maintenance of the network elements of both Globe and Innove to ensure the smooth transfer of its services and prevent disruptions in interconnection with other carriers during the transition. Pursuant to the approval granted by the NTC, the wireline business of Globe was integrated into Innove on 30 September 2003. Effective 01 October 2003, all wireline voice and data services were consolidated under Innove. Innove remains a wholly-owned subsidiary of Globe.

Wireline Services – Voice

	Innove [2]
	2003	2002	YoY change(%)
As of and for the year ended 31 December (in millions of pesos)
Wireline Voice Net Service Revenues[1]	3,501	3,492	1
Wireline Voice Net Non-Service Revenues[1]	72	63	14

Subscribers – Net (End of period)	261,254	223,249	17

Monthly churn rate (%)	1.6	2.6

[1]	Effective June 2003, service revenues have been stated net of prepaid and payphone call card discounts. Prepaid and payphone call card discounts were previously deducted from non-service revenues. Service and non-service revenues for prior periods have been restated for comparative purposes only.
[2]	In 2002 and from January to September 2003, revenues for wireline voice services were recognized under Globe.

Innove provides wireline voice communication services, including local, national long distance, international long distance and other value-added services, under the brand name Globelines. Innove provides wireline voice services in nine specific geographic areas in the Philippines, including parts of Metro Manila, the Calabarzon region and Central Mindanao and Visayas. Effective 01 October 2003, all wireline voice offerings under Globelines were consolidated under Innove.

As of 31 December 2003, Innove had total wireline voice subscribed lines of 261,254 of which 66% were postpaid and 34% were prepaid. This total represents a 17% increase from the 223,249 subscribed lines registered in the same period in 2002.

Innove’s net wireline voice ARPU for 2003 was at (Peso)1,164 compared to (Peso)1,197 in 2002. Net ARPU is computed by dividing recurring wireline voice net operating service revenues for the period (net of discounts and interconnection charges to external carriers) by the average number of wireline voice subscribers and then dividing the quotient by the number of months in the period.

The average monthly churn rate for Globelines was 1.6% for 2003 compared to 2.6% in 2002. Innove offers its prepaid landline services under the brand, Globelines Prepaid.

Wireline Services – Data

	Innove [2]
	2003	2002	YoY change (%)
For the year ended 31 December (In millions of Pesos)
International Lease	555	421	32
Domestic Lease	544	438	24
Internet[1]	308	214	44
Others	33	11	200

Wireline-Data Net Operating Revenues	1,440	1,084	33

[1]	Innove provides Internet access to subscribers nationwide under the GlobeNet brand name, relaunched under GlobeQuest in 2002.
[2]	Effective 01 October 2003, all wireline voice and wireline data services were consolidated under Innove. In 2002 and from January to September 2003, revenues from wireline data services were also reported under Globe.

Innove offers nationwide wireline data, consisting of international and domestic leased lines, internet and other wholesale transport services, through the GlobeQuest brand. Wireline data net operating revenues, which consist of billings for these services increased by 33% to (Peso)1,440 million for 2003 from (Peso)1,084 million in 2002. The increase was due mainly to higher growth in the domestic lease and internet service businesses. Effective 01 October 2003, all wireline data offerings under GlobeQuest were consolidated under Innove.

International Long Distance Services (ILD)

Globe and Innove both offer ILD services. ILD services are offered between the Philippines and over 200 countries. This service generates revenues from both inbound and outbound international call traffic with pricing based on agreed international transit and termination rates for inbound traffic revenues and NTC-approved ILD rates for outbound traffic revenues.

	Globe Consolidated
	2003	2002	YoY change (%)
For the year ended 31 December
Total ILD Minutes (in million minutes)	1,718	1,486	16

Inbound	1,525	1,296	18
Outbound	193	190	2
ILD Inbound / Outbound Ratio (x)	7.9	6.8

On a consolidated basis, including contributions from the Wireless and Wireline services, ILD revenues stood at (Peso)13,142 million for 2003, translating to 28% of consolidated net service revenues for 2003 compared to (Peso)10,742 million and 27%, respectively, in 2002.

National Long Distance Services (NLD)

Globe and Innove both offer NLD services. Revenues from NLD services are generated from calls outside of a specific local area but within the Philippines.

	Globe Consolidated
	2003	2002	YoY change (%)
For the year ended 31 December
Total NLD Minutes (in million minutes)	473	534	-11

Inbound	240	277	-13
Outbound	233	257	9

Consolidated NLD revenues, from wireless and wireline services stood at (Peso)2,030 million for 2003, or a decrease of 24% from (Peso)2,666 million in 2002. Consolidated NLD revenues for 2003 amounted to 4% of consolidated net service revenues for the period compared to 7% in 2002.

Both Globe and Innove offer Interexchange Carrier Services (IXC). Globe uses its Microwave Facilities called National Transmission Network (NTN) and the Nationwide Digital Transmission Network (NDTN or the Telicphil Facilities), while Innove uses its own backbone transmission network for hauling national and international interconnection traffic among wireless and wireline operators in the Philippines. Globe also has a Fiber Optic Backbone Network (FOBN) which supports its wireless, wireline voice and data, ILD, and NLD requirements. It is a combination of submarine and land fiber systems with an estimated fiber optic length of 1,300 kilometers. The Makati to Cebu portion of the FOBN, commissioned last June 2003, is now carrying live traffic while the Cebu to Iligan portion was completed last July 2003. To date, the FOBN carries traffic for both Globe and Innove offered services.

Results of Operations

	Globe Consolidated
	2003	2002	YoY change (%)
For the year ended 31 December (in millions of pesos)
Cost of Sales	6,214	6,679	-7
Staff Costs	2,471	2,349	5
Selling, Advertising and Promotions[1]	3,119	2,070	51
Repairs and Maintenance	1,779	1,480	20
Services and Others	3,388	2,104	61
Rent	1,604	2,057	-22
Utilities, Supplies & Other Administrative Expenses	1,546	1,277	21
Entertainment, Amusement & Representation	10	32	-69

Total Operating Costs and Expenses	20,131	18,048	12

Depreciation and Amortization[2]	12,161	10,888	12
Provisions for Doubtful Accounts	941	452	108
Provisions (Recovery of Allowance) for Inventory Losses, Obsolescence and Market Decline	15	(20)	-175
Losses on Property and Equipment and Provisions for Other Probable Losses	538	616	-13

Total Costs and Expenses	33,786	29,984	13

[1]	Prior period figures have been restated as a result of reclassification of bonus credits and marketing promotions credited to subscriber billings.
[2]	Prior period figures have been restated as a result of the adoption of SFAS 38/IAS 38.(See related discussion at the end of the Results of Operations section)

For 2003, Globe registered consolidated costs and expenses of (Peso)33,786 million, which includes total operating costs and expenses of (Peso)20,131 million.

Cost of Sales decreased by 7% in 2003 to (Peso)6,214 million from (Peso)6,679 million in 2002 due to lower handset sales in lieu of a marketing emphasis on the sale of SIM packs for 2003.

Selling, Advertising and Promotions expenses increased by 51% to (Peso)3,119 million for 2003 from (Peso)2,070 million in 2002 due to the implementation of various marketing, acquisition and retention campaigns during the period.

Services and Other expenses increased by 61% for 2003 due to higher charges from external service consultants and wireless project expenses.

Repairs and Maintenance expenses also grew 20% year-on-year due to higher operating and preventive maintenance charges. The 21% increase in Utilities, Supplies and Other Administrative expenses was due to higher charges on electricity and purchases of promotional and office supplies.

Meanwhile, rent expenses decreased by 22% due to cost savings as a result of the operational integration of Globe and Innove’s wireless networks.

Depreciation and amortization on a consolidated basis amounted to (Peso)12,161 million for 2003 compared to the (Peso)10,888 million in 2002. The increase reflected additional depreciation charges related to various telecommunications equipment placed in service during the period. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The weighted estimated useful life of all assets, as of 31 December 2003, is 10.7 years. In 2003 and 2002, as a result of periodic review of the estimated useful lives and depreciation methods applied to certain items of property and equipment, Globe prospectively revised the remaining useful lives of certain telecommunications equipment from an average of 3-20 years to 3-10 years in 2002, and certain equipment from 10 years to 3-5 years starting in 2003. These changes have been accounted for as change in accounting estimates. The change in the remaining useful life of certain telecommunications equipment has increased the depreciation expense by (Peso)220 million or (Peso)1.48 on a per share basis and (Peso)1,148 million or (Peso)7.55 on a per share basis for the years ended December 31, 2003 and 2002, respectively.

Provisions for trade receivables amounted to (Peso)1,165 million in 2003 compared to (Peso)692 million in 2002 due to higher provisions for postpaid accounts. Recovery of provision for doubtful accounts for traffic receivables reached (Peso)236 million compared (Peso)245 million in 2002 due to improved collection prospects of receivables from a local carrier. Other non-trade provisions amounted to (Peso)12 million in 2003. As a result, provisions for doubtful accounts amounted to (Peso)941 million for 2003, versus (Peso)452 million in 2002. For the year ended 31 December 2003, Globe recognized provisions for inventory losses, obsolescence and market decline of (Peso)15 million compared to a recovery of (Peso)20 million for the same period in 2002. Inventories and supplies are stated at the lower of cost or net realizable value, with cost determined using the moving-average method. An allowance for market decline is provided equivalent to the excess of the cost over the net realizable value of inventories. When inventories are sold, the related allowance is reversed in the same period, with the appropriate sales (revenues) and cost of sales (expenses) recognition. An allowance is also provided for obsolescence and possible losses. Full obsolescence allowance is provided when the inventory is non-moving for more than a year. A 50% allowance is provided for slow-moving items.

Globe recognized total losses on property and equipment and other provisions for probable losses of (Peso)538 million for the year ended 31 December 2003 compared to (Peso)616 million in the same period in 2002. During the second quarter of 2003, Globe Telecom recognized a provision for probable losses amounting to (Peso)110 million related to certain cable systems which have been deactivated due to technological obsolescence. In the fourth quarter of 2003, Globe recognized losses on fixed assets amounting to (Peso)191 million that relate mostly to certain radio and SMS equipment which are no longer useable due to regulatory and technological factors.

Net subscriber receivable days for 2003 was 48 compared to 50 in 2002. Globe maintains an allowance for doubtful accounts at a level considered adequate to provide for potential uncollectibility of its receivables. For subscriber receivables, an allowance is calculated using the policy of providing full allowance for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment by wireless and wireline subscribers. Such permanent disconnections generally occur within 90 days from statement date. Full allowance is provided for wireless individual and business subscribers with outstanding receivables that are past due by 90 and 120 days, respectively. For wireline residential and business subscribers, full allowance is provided for outstanding receivables that are past due by 90 and 150 days, respectively. For traffic settlement receivables, a policy of providing full allowance is adopted for net international and national traffic settlement accounts that are not settled within 10 months from transaction date and after a review of the status of settlement with other carriers. Additional provisions are made for accounts specifically identified to be doubtful of collection.

Consolidated EBITDA for 2003 was (Peso)27,853 million compared to (Peso)26,704 million in 2002. Consolidated EBITDA is defined as consolidated earnings before interest, taxes, depreciation and amortization and other income/expenses. Consolidated EBITDA margin for the period ended 31 December 2003 was 59% compared to 67% in 2002. EBITDA margin is computed on the basis of net service revenues.

During the first half of 2003, Innove recognized full provisions for its 4.25% equity investment in C2C Holdings Pte. Ltd. (C2C Holdings) amounting to (Peso)895 million. The provisions were made following the assessment by C2C Holdings of the estimated future cash flows expected from the continuing use of the cable network assets of C2C Pte. Ltd. (C2C) until the end of its economic useful life and after considering the increased potential risk to the restructuring of C2C’s debt. This considered an independent market study commissioned to revalidate the bandwidth market potential and its effect on C2C Holdings. As of 31 December 2003, the carrying value in the investment in C2C Holdings has been fully provided.

C2C Holdings is the holding company for the equity investments of all the cable landing parties in C2C, the company that owns the C2C cable network. Aside from Innove’s equity stake in C2C Holdings, Globe has separately purchased capacity on the C2C cable network and has invested in a cable landing station located in Nasugbu, Batangas.

Notwithstanding Innove’s full provision against the equity investment in the holding company, Globe recognizes the long-term benefits of its purchased capacity in C2C and its investment in the cable landing station. Aside from servicing the network requirements of Globe and Innove, the Company has started benefiting from savings on lower bandwidth costs.

C2C is a private cable company with a network reaching 17,000 kilometers that links China, Hong Kong, Japan, Singapore, South Korea, Taiwan, Philippines and the USA. The C2C cable network started full commercial operations in March 2002.

Details of consolidated Other Income/(Expenses) for the period ended 31 December 2003 and 2002 are as follows:

	Globe Consolidated
	2003	2002	YoY change (%)
For the year ended 31 December (In millions of Pesos)
Interest Income	757	459	65
Interest Expense	(4,506)	(4,315)	4
Capitalized Interest Expense	482	515	-6

Net Interest Income/(Expense)	(3,267)	(3,341)	—

Swap Costs and Other Financing Charges	(1,818)	(1,300)	40
Provision for Impairment in Value of Investments	(907)	—	—
Losses on Shutdown of CMTS Network arising from Wireless Business Integration	—	(2,197)	—
Reversal of Provision (Provision) for Restructuring Costs on Network Integration	113	(201)	-156
Equity in Net Income (Loss) of Investee Company	(4)	1	500
Others – net	1,048	422	148

Sub-Total	(1,568)	(3,275)	52

Total Other Income/(Expenses)	(4,835)	(6,616)	27

Globe posted total net interest expense of (Peso)3,267 million and (Peso)3,341 million for the periods ended 31 December 2003 and 2002, respectively. Interest and other related financing charges on borrowed funds used to finance the acquisition of property and equipment to the extent incurred during the period of installation are capitalized as part of the cost of the property. The capitalization of these borrowing costs, as part of the cost of the property, (a) commences when the expenditures and borrowing costs being incurred during the installation and related activities necessary to prepare the property for its intended use are in progress; (b) is suspended during extended periods in which active development is interrupted; and (c) ceases when substantially all the activities necessary to prepare the property for its intended use are complete. These costs are amortized using the straight-line method over the estimated useful lives of the related property.

Consolidated earnings before interest and taxes (EBIT) amounted to (Peso)15,692 million for 2003 compared to (Peso)15,816 million in 2002.

For the period ended 31 December 2003, Globe’s provision for current and deferred income tax amounted to (Peso)1,470 million or an effective income tax rate of 18% of net income before its share in Innove’s net income and before Globe’s income tax compared to (Peso)2,118 million and 18% in 2002, respectively. The lower effective tax rate compared to the 32% statutory rate is due to the income tax relief provided by the three-year income tax holiday incentive on Globe’s wireless expansion program registered with the Board of Investments effective 01 April 2002. Of the consolidated provision of (Peso)512 million, provision for current income tax amounted to (Peso)758 million. The benefit of (Peso)246 million accounts for the differences in the tax and financial reporting bases of certain assets and liabilities. This includes the impact of the reversal of Innove’s valuation allowance of (Peso)903 million as discussed in the succeeding paragraph but excludes the impact of the reversal of net deferred tax liabilities amounting to (Peso)366 million attached to the wireline assets and liabilities transferred to Innove. The reversal was made against the “Investment in Innove” account consistent with the treatment of the transfer as a capital transaction between related parties.

At the beginning of 2003, Innove had (Peso)3 billion in deferred income tax assets which was 100% covered by a valuation allowance. Accounting standards require full valuation if realizability of the income tax benefit is doubtful. In the third quarter of 2003, (Peso)755 million allowance was reversed as Innove was able to sustain a taxable income position thus far in 2003 which is expected to continue in the succeeding years. In the fourth quarter of 2003, a (Peso)148 million allowance was additionally reversed on an expectation of taxable income position in future years. Innove’s taxable position will again be assessed in 2004 to determine if all or a portion of the allowance can be reversed.

Consolidated net income increased by 62% year-on-year to (Peso)11,240 million before provisions against Innove’s C2C equity investment. Including the stated provision, net income reached (Peso)10,345 million, 50% higher than the (Peso)6,918 million posted in 2002.

Accordingly, basic and diluted earnings per common share were (Peso)68.79 and (Peso)68.65, respectively, for 2003. In 2002, basic and diluted earnings per share were both at (Peso)45.12. The increase in earnings per share was due to improved operating results for the year plus the accretion resulting from the company’s buyback of 12 million shares on 24 October 2003. (Please see related discussion in Capital Resources section) Basic earnings per share (EPS) is computed by dividing earnings applicable to common stock by the weighted average number of common shares outstanding during the period including fully-paid but unissued shares, if any, as of the end of the period after giving retroactive effect for any stock dividends, stock splits or reverse stock splits during the period. Diluted EPS is computed assuming that the stock options, rights and warrants are exercised and qualified convertible preferred shares are converted.

Globe adopted SFAS 38/IAS 38 (as revised), “Intangible Assets” effective 01 January 2003. SFAS 38/IAS 38 prescribes the accounting and disclosure for intangible assets that are not specifically dealt with in other SFAS and expenditures on advertising, training, start-up and research, and development activities. As a result of the adoption, Globe charged its unamortized preoperating expenses as of 01 January 2003 to its beginning retained earnings. Previously, such expenses were deferred and amortized over ten years from the start of commercial operations of related business. The change in accounting policy has been accounted for retroactively and the comparative statements for 2002 have been restated in conformity with the benchmark treatment of a change in accounting policy. The change increased the net income both for the years ended 31 December 2002 and 2003 by (Peso)74 million, net of related tax of (Peso)31 million, representing amortization that would have been charged for these periods. Retained earnings as of 01 January 2003 have been reduced by (Peso)242 million, net of related tax of (Peso)105 million, consisting of unamortized preoperating expenses as of adoption date. Consequently, the change also increased basic earnings per share both for the years ended 31 December 2002 and 2003 by (Peso)0.48 and (Peso)0.49, net of related tax, respectively.

Foreign Exchange Exposure

The Philippine Peso closed at (Peso)55.59 on 31 December 2003 from (Peso)53.25 at 31 December 2002. As a result of the translation of these foreign currency-denominated assets and liabilities, Globe’s reported net foreign currency revaluation losses amounted to (Peso)1,234 million and (Peso)960 million for the years ended 31 December 2003 and 2002, respectively.

The foreign exchange differentials arising from remeasurement of foreign currency-denominated accounts (other than those relating to the liabilities/borrowed funds attributed to financing capital projects and those covered by swap agreements) are charged to current operations. Globe’s foreign exchange gains credited to current operations amounted to (Peso)304 million and (Peso)58 million for the years ended December 31, 2003 and 2002, respectively.

The consolidated foreign exchange differentials attributed to the remeasurement of foreign currency-denominated liabilities used to finance the acquisition and installation of Globe and Innove’s property and equipment consisted of foreign exchange losses amounting to (Peso)1,107 million and (Peso)464 million for the years ended December 31, 2003 and 2002, respectively. These foreign exchange differentials are added to or deducted from the cost of the appropriate property and equipment accounts. Globe’s foreign exchange losses differentials arising from remeasurement of foreign currency-denominated liabilities/borrowed funds covered by currency swap contracts amounted to (Peso)431 million and (Peso)553 million losses for the years ended December 31, 2003 and 2002, respectively. These losses were offset by the translation gains from the related currency swaps.

Upon business combination with Innove in 2001, Globe recorded the new cost basis for Innove’s assets and liabilities arising from the allocation of the purchase price over the fair value of Innove’s net assets. The balance of foreign exchange losses amounting to (Peso)3,895 million capitalized by Innove as part of property and equipment prior to the business combination and other fair market value adjustment amounting to (Peso)434 million formed part of Globe’s new cost basis of Innove property and equipment as of 30 June 2001. As of 31 December 2003, the net book value of the capitalized foreign exchange losses and other fair value adjustment forming part of the new cost basis of Innove’s property and equipment amounted to (Peso)2,512 million and (Peso)232 million respectively.

SFAS 21/IAS 21, The Effects of Changes in Foreign Exchange Rates, provides certain restrictions in allowing the capitalization of foreign exchange differentials. SFAS 21/IAS 21 will become effective for financial statements covering periods beginning on or after January 1, 2005. Accordingly, Globe under these standards, will no longer be able to capitalize foreign exchange differentials effective 1 January 2005. On such date, any remaining balance of the capitalized foreign exchange differentials, net of the exchange losses that qualify as borrowing costs and income tax effect, will be adjusted retroactively against retained earnings and comparative consolidated financial statements will be restated. As of 31 December 2003, the net cumulative foreign exchange losses included in property and equipment amounted to (Peso)5,476 million, net of accumulated depreciation of (Peso)2,134 million. The estimated undepreciated foreign exchange losses that qualify as borrowing costs amounted to about (Peso)614 million.

To mitigate foreign exchange risk, Globe enters into short-term foreign currency forwards and long-term foreign currency swap contracts. Short-term forward contracts are used to manage Globe’s foreign exchange exposure related to foreign currency-denominated monetary assets and liabilities. For certain long term foreign currency denominated loans, Globe enters into long term foreign currency swap contracts to manage its foreign exchange and interest rate exposures.

As of 31 December 2003, Globe had US$341 million in outstanding foreign currency swap agreements, some of which have option features. As of 31 December 2003, Globe had outstanding US$2 million short term deliverable carry forward contracts with option features. Globe also has outstanding interest rate swaps, under which it effectively swaps some of its floating rate U.S. dollar-denominated loans into fixed rate, with semi-annual payment intervals up to August 2007. The swaps had a total outstanding notional amount of US$120 million as of 31 December 2003.

Globe also has short-term floating to fixed interest rate swap contracts with a notional amount of (Peso)580 million to manage its floating interest rate exposure on certain short-term peso investments. Under these contracts, Globe receives fixed interest rate and pays floating interest rate based on compounded overnight investment rate of the counterparty over a specified period of time.

As of 31 December 2003, Globe had investments in US Dollar Linked Peso Notes (DLPN) with a face value totaling (Peso)260 million maturing in November 2004 and December 2005. The Notes are issued by the Republic of the Philippines (ROP), denominated in Philippine Pesos, with coupon payments and redemption amounts adjusted for the appreciation or depreciation of the US dollar to the Philippine peso exchange rate. As such, the instrument behaves similarly to a US-dollar asset. Globe sold US$5 million non-deliverable currency forward contracts to fix the Philippine peso cash flows from coupon and redemption of the DLPNs.

Globe and Innove have investments in U.S. Dollar Notes (US$        Notes) issued by a foreign financial institution with average maturities of September 2004 and June 2004 totalling US$25 million. The interest rate of the US$            Notes is based on LIBOR plus spread payable semi-annually, with an early redemption feature triggered by specified credit events of the ROP. The credit events include: failure to pay, obligation acceleration, repudiation/moratorium/sovereign event and restructuring of the ROP’s reference obligations as defined in the agreements. If a credit event occurs during the applicable period, the Issuer may redeem the US$            Notes through delivery of the ROP reference obligations or its cash settlement amount, depending on specified criteria and agreed computations.

For disclosure purposes, the estimated unrealized mark-to-market gain on the outstanding derivatives of Globe amounted to US$16 million ((Peso)903 million) based on the mark-to-market valuation as of 31 December 2003 provided by counterparty banks. Such unrealized mark-to-market gain or loss is not included in the determination of net income.

The amount of US$            debt swapped into pesos and peso-denominated debt accounts for approximately 49% of consolidated loans as of 31 December 2003.

Consolidated foreign currency linked revenues were 30% of total net revenues for the period ended 31 December 2003 versus 27% in 2002. Foreign currency linked revenues include those that are: (1) billed in foreign currency and settled in foreign currency, or (2) billed in Pesos at rates linked to a foreign currency tariff and settled in Pesos, (3) wireline monthly service fees and the corresponding application of the Currency Exchange Rate Adjustment or CERA mechanism, under which Globe has the ability to pass the effects of local currency depreciation to its subscribers.

Liquidity and Capital Resources

Consolidated assets as of 31 December 2003 amounted to (Peso)141,886 million compared to (Peso)139,193 million in 2002.

As of 31 December 2003, current ratio on a consolidated basis was 1.03:1 compared to 1.28:1 in 2002. Consolidated cash, cash equivalents and short term investments was at (Peso)15,004 million at the end of the year. Gross debt to equity ratio of 1.10:1 on a consolidated basis remains well within the 2:1 debt to equity limit dictated by certain debt covenants compared to the 1.15:1 level in 2002.

The financial tests under Globe’s loan agreements include compliance with the following ratios:

•	Total debt to equity not exceeding 2:1;

•	Total debt to EBITDA of 4:1 during the year 2002 and 3:1 thereafter;

•	Debt service coverage exceeding 1.3 times; and

•	Secured debt ratio not exceeding 0.2 times.

Consolidated cash flow from operations amounted to (Peso)23,294 million for the period ended 31 December 2003 from (Peso)23,016 million in 2002.

	Globe Consolidated
	2003	2002	YoY change
As of and for the year ended 31 December (in millions of pesos)
Capital Expenditures (Cash)	17,452	17,918	-3
Increase (Decrease in Liabilities related to Acquisition of PPE	(1,638)	2,560	-164

Total Capital Expenditures	15,814	20,478	-23
Total Capital Expenditures / Service Revenues (%)	33	52

Consolidated cash used in investing activities amounted to (Peso)14,783 million for 2003 compared to (Peso)22,670 million in 2002. Consolidated capital expenditures for 2003 amounted to (Peso)15,814 million. With Globe’s core network in place, the focus of the network roll-out in 2004 will be to enhance coverage and increase capacity in its target markets. For 2004, Globe has earmarked around US$350 million for capital expenditures that will be spent primarily on expanding its wireless network and enhancing the necessary transmission facilities in areas where traffic is expected to surge. Of the US$350 million budget, US$260 will be for new projects while the remainder relates to carry-over projects which we have started and have committed to in 2003 for completion in 2004. The 2004 capital expenditures program will be funded through internally-generated cash and debt financing in more or less equal proportion.

Consolidated cash used in financing activities for 2003 amounted to (Peso)14,433 million compared to (Peso)10,865 million provided by financing activities in 2002. Consolidated total debt as of 31 December 2003 amounted to (Peso)56,132 million. Loan repayments of Globe for 2003 amounted to (Peso)10,397 million (US$187 million). The average annual principal repayment of existing consolidated debt for the next three years is US$155 million. As of 31 December 2003, Globe redeemed US$45 million of the 2009 Senior Notes.

Below is the schedule of debt maturities for Globe for the years stated below based on total debt as of 31 Dec 2003:

Year Due	Principal (US$ millions)
2004	162
2005	144
2006	158
2007	108
2008 through 2012	438
Total	1,010

Stockholders’ equity was (Peso)50,854 million as of 31 December 2003. Last 16 October 2003, Globe approved the purchase of 12 million common shares from DeTeAsia Holdings GmbH (“DeTeAsia”) at (Peso)680 per share for a total of (Peso)8.19 billion. This purchase is equivalent to 7.9% of Globe’s total outstanding common shares. DeTeAsia’s offer to sell all or part of its 37.7 million shares had earlier been accepted by Ayala Corporation (“Ayala”) and Singapore Telecom International Pte. Ltd (“STI”), a wholly-owned subsidiary of Singapore Telecommunications, Ltd. (“Singtel”). Ayala and STI then gave Globe an option to participate in the transaction by buying back a portion of the shares of DeTeAsia.

The proposal was evaluated and approved by the Special Committee, organized by the Board of Directors for this purpose, which was made up of three directors who are not executives of Ayala, Singtel or Deutsche Telekom AG (“DT”), DeTeAsia’s parent. The Special Committee approved the Company’s participation on the basis that the transaction will facilitate improved shareholder returns and result in a more optimum capital structure. Globe’s participation in the form of a buyback provided earnings per share accretion resulting from the distribution of earnings over the reduced number of outstanding shares. This buyback of shares and the related earnings per share accretion is expected to benefit all shareholders by providing support for Globe’s share price while still keeping the Company’s financial leverage at comfortable levels. On 21 October 2003, Globe disclosed to the Securities and Exchange Commission (SEC) that it had signed a definitive agreement to purchase Twelve Million (12,000,000) shares of the common stock of Globe Telecom from DeTeAsia at a price of Pesos Six Hundred Eighty ((Peso)680) per share. Globe closed its purchase of common shares from DeTeAsia last 24 October 2003.

With Globe’s decision to participate, the DeTeAsia shares were sold as follows: Ayala at 10.04 million shares, STI with 15.64 million shares and Globe with 12 million shares.

On 12 November 2003, Ayala and Singtel each sold 3.75 million common shares at (Peso)765 a share though a transaction on the Philippine Stock Exchange. After the transaction, both Ayala (including shares owned by a subsidiary where it has full voting power) and Singtel each owned 40% of Globe. Subsequently, free float increased from 14.5% to 20%.

As of 31 December 2003, Globe’s capital stock consists of:

1.	Preferred stock Series “A” at a par value of (Peso)5 per share of which 158.5 million are outstanding out of a total authorized of 250 million shares.

Preferred	stock “Series A” has the following features:

(a)	Convertible to one common share after 10 years from issue date at a price which shall not be less than the prevailing market price of the common stock less the par value of the preferred shares;

(b)	Cumulative and non-participating;

(c)	Floating rate dividend (set at MART 1 plus 2% average for a 12-month period);

(d)	Issued at (Peso)5 par;

(e)	Voting rights;

(f)	Globe has the right to redeem the preferred shares at par plus accrued dividends at any time after 5 years from date of issuance; and

(g)	Preferences as to dividend in the event of liquidation.

In 2003 and 2002, the Board of Directors (BOD) of Globe approved the declaration of dividends amounting to (Peso)68 million and (Peso)64 million, respectively, payable to preferred stock “Series A” shareholders. Globe fully paid its remaining dividends payable of (Peso)109 million as of 31 December 2002 including dividends declared in 2001 amounting to (Peso)44 million net of (Peso)3 million paid in 2002 to its preferred shareholders.

2.	Common shares at a par value of (Peso)50 per share of which 139.9 million are issued and outstanding out of a total authorized of 200 million shares. The 12 million shares acquired from DeTeAsia are considered treasury shares and are treated as issued but not outstanding. Globe has no plans to reissue these shares.

On 06 May 2003, Globe paid a cash dividend of (Peso)2.13 billion or (Peso)14 per share to all common shareholders as of record date 21 April 2003. Payment date for the cash dividend was 6 May 2003. Last 29 January 2002, the BOD of Globe approved the declaration of a 25% stock dividend for common shareholders as of record date 30 April 2002. The stock dividends declaration was approved by Globe Telecom shareholders on 11 April 2002 and approved by the Philippine SEC in June 2002. A total of 30,379,672 additional common shares were issued in June 2002 as payment for the said stock dividends. The stock dividends were issued at par out of additional-paid-in-capital.

Consolidated Return on Average Equity (ROE) for the period ended 31 December 2003 stood at 20%.

Recent Developments:

Globe is an intervenor in and Innove (formerly Isla Communications Co., Inc.) is a party to Civil Case No. Q-00-42221 entitled “Isla Communications Co., Inc. et. al., versus National Telecommunications Commission et. al.,” before the Regional Trial Court of Quezon City by virtue of which Globe and Innove, together with other cellular operators, sought and obtained a preliminary injunction against the implementation of NTC Memorandum Circular No. 13-6-2000. NTC Memorandum Circular 13-6-2000 sought, among others, to extend the expiration period of prepaid cards to two years. The NTC appealed the issuance of the injunction to the Court of Appeals (CA). On 25 October 2001, Globe and Innove received a copy of the decision of the CA ordering the dismissal of the case before the Regional Trial Court for lack of jurisdiction, but without prejudice to the cellular companies’ seeking relief before the NTC which the CA claims had jurisdiction over the matter. Globe subsequently filed a Petition for Review with the Supreme Court (SC) seeking to reverse the decision of the CA. After initially denying the petition, the SC on 02 September 2003, overturned the CA’s earlier dismissal of the petitions filed by SMART and Globe. In its 13-page decision, the SC said that the Quezon City trial court could hear and decide the case, contrary to NTC’s argument. The SC has also since denied the NTC’s motion for reconsideration. In the event, however, that Globe is not eventually sustained in its position and NTC Memorandum Circular No. 13-6-2000 is implemented in its current form the Company would probably incur additional costs for carrying and maintaining prepaid subscribers in its network.

On 07 February 2003, AT&T and MCI filed a petition before the United States Federal Communications Commission (US FCC) seeking a stop-payment order on settlements to the Philippine carriers on the ground that Philippine carriers were “whipsawing” AT&T and WorldCom into agreeing to an increase in termination rates to the Philippines. Whipsawing occurs when a foreign monopoly supplier uses its market power to negotiate a more favorable agreement from one US carrier and extract the same terms from other US carriers. On 10 March 2003 the Chief International Bureau of the U.S. FCC issued an order suspending all settlement payments of U.S. facilities-based carriers to a number of Philippine carriers, including Globe Telecom, until such time as the U.S. FCC issues a Public Notice stating otherwise. This Order had the effect of preventing U.S. facilities-based carriers such as AT&T from paying the affected Philippine carriers for switched voice services, whether rendered before or after the date of the Order. In response, the Philippine National Telecommunications Commission (NTC) issued an Order last 12 March 2003 ordering Philippine carriers not to accept traffic from US carriers who do not pay for services rendered and to take all steps necessary to collect payment for services rendered. On 10 April 2003, Globe filed a Petition for Review with the US FCC seeking to lift the Order of the International Bureau. Globe in a public statement, reassured its customers of voice services that calls to and from the United States will be completed and will not be hampered by the ongoing dispute or the stop payment order issued by the U.S. FCC. Traffic to and from the U.S. passes through a number of routes aside from direct circuits with U.S. carriers. AT&T itself has admitted in its filings before the U.S. FCC that it found alternate routes for its Philippines-terminating traffic. Traffic passing through leased lines, such as those of call centers, were unaffected by the ongoing dispute which relates to termination rates for public switched voice services. On 17 October 2003, the NTC issued a Memorandum Order ordering all Philippine carriers to immediately accept terminating traffic via direct circuits from US facilities-based carriers on mutually acceptable final or interim termination rates and on terms and conditions agreed upon by the parties. On November 2003, Globe announced the conclusion of commercial arrangements with MCI and Sprint. On 9 January 2004, Globe reached an interim termination rate agreement with AT&T for US-Philippine traffic. As of 31 December 2003, Globe had net traffic settlement receivables of US$7 million from US carriers. On 26 January 2004 the US FCC lifted its stop-payment order against Globe following confirmation by US carriers that service with Globe had been normalized. U.S. carriers are now required to resume payments for termination services.

On 10 and 11 January 2004, the United States Department of Justice (‘US DOJ’) served subpoenas on Gil B. Genio, Head of Carrier Business and Innove CEO and two other managers, requiring them to appear before a grand jury investigation in Hawaii. The purpose of the grand jury investigation is to determine if there were any violations of US laws arising out of the conduct of Philippine carriers in relation to their termination rates dispute with US carriers. The outcome of the investigation cannot be determined at this time.

On 14 December 2003, Globe informed the public of its new Multimedia Messaging Service (MMS) rates for selected services: Video Message – (Peso)15, International Video Message – (Peso)40 and International Photo Message – (Peso)20. Previously these services were billed at (Peso)5 per transaction. Prices of other MMS services have remained the same. Additionally, Globe is offering a new service – MMS PhotoPrint at (Peso)120 per transaction. This service enables subscribers to order prints of their photo messages from their telephones by downloading an application, uploading the photo message and sending the order. The printed photo messages are later delivered to the subscriber via courier.

On 31 December 2003, Globe introduced a flat rate structure for prepaid voice calls which was previously only available to our Touch Mobile subscribers. Globe Handyphone’s new flat rate of (Peso)6.50 per minute will make it beneficial for peak-rate users while the simplified rate structure provides convenience with the removal of distinctions between peak and off-peak rates. Additionally, the (Peso)6.50 per minute tariff for Touch Mobile subscribers was lowered to (Peso)5.50 per minute after the success of the its Family Circle offering. The flat rate structure was also implemented across all postpaid plans to further stimulate peak usage and to provide the same one-rate convenience offered to prepaid.

On 31 December 2003, Globe announced the launch of its consumable plan – the G-Flex plans and a new flat rate for both postpaid and prepaid subscribers. The new G-flex plan and tariff rates became effective on 01 January 2004. New consumable plans branded ‘G-flex plans’ have been offered to attract a specific customer segment using more IDD calls, International Text Messages and Value Added Services while still enjoying free monthly local text allocations. The following tables show the newest plan and the current plans with the new tariff rates. Globe continues to offer its customers the old G plans (G-Text, G-Mix, G-talk, G-Talk Plus, G-Match, G-Max and Platinum).

	Plan 800		Plan 1200		Plan 1800		Plan 2500		Plan 3500		Plan 5000
New G-Flex Plans
MSF	(Peso)	800	(Peso)	1,200	(Peso)	1,800	(Peso)	2,500	(Peso)	3,500	(Peso)	5,000
Consumable Amount*	(Peso)	800	(Peso)	1,200	(Peso)	1,800	(Peso)	2,500	(Peso)	3,500	(Peso)	5,000
Free SMS Allocation (monthly)		200		250		300		350		400		400
VOICE Rates
Globe to Globe	(Peso)	6.50	(Peso)	6.00	(Peso)	5.00	(Peso)	4.50	(Peso)	4.00	(Peso)	4.00
Globe to other cell	(Peso)	7.00	(Peso)	6.50	(Peso)	6.00	(Peso)	5.50	(Peso)	4.50	(Peso)	4.50
Globe to local	(Peso)	7.00	(Peso)	6.50	(Peso)	6.00	(Peso)	5.50	(Peso)	4.50	(Peso)	4.50
NDD	(Peso)	7.00	(Peso)	6.50	(Peso)	6.00	(Peso)	5.50	(Peso)	4.50	(Peso)	4.50
IDD		$0.40		$0.40		$0.40		$0.40		$0.40		$0.40
SMS Rates
SMS rates (in excess of free)	(Peso)	1.00	(Peso)	0.50	(Peso)	0.50	(Peso)	0.50	(Peso)	0.50	(Peso)	0.50
International SMS	(Peso)	10.00	(Peso)	10.00	(Peso)	10.00	(Peso)	10.00	(Peso)	10.00	(Peso)	10.00

*	Consumable MSF applies to: Voice: Local, NDD, IDD; SMS: GHP to GHP, GHP-other networks & international SMS; VAS services: all services. It excludes: Roaming calls, USSD callback for roamers, & 1-900 calls.

	Plan 500		Plan 800		Plan 1,200		Plan 1,800		Plan 2,500		Plan 3,500		Plan 5,000
Existing G Plans
MSF (VAT & CERA inclusive)	(Peso)	500	(Peso)	800	(Peso)	1,200	(Peso)	1,800	(Peso)	2,500	(Peso)	3,500	(Peso)	5,000
Free Voice Minutes (monthly)*		20		100		210		350		500		750		1100
Free SMS Allocation (monthly)		500		350		350		450		550		650		650
VOICE Rates
Globe to Globe	(Peso)	6.00	(Peso)	5.50	(Peso)	5.00	(Peso)	4.50	(Peso)	4.00	(Peso)	3.50	(Peso)	3.50
Globe to other cell	(Peso)	7.50	(Peso)	7.00	(Peso)	6.50	(Peso)	6.00	(Peso)	5.50	(Peso)	4.50	(Peso)	4.50
Globe to local	(Peso)	7.50	(Peso)	7.00	(Peso)	6.50	(Peso)	6.00	(Peso)	5.50	(Peso)	4.50	(Peso)	4.50
NDD	(Peso)	7.50	(Peso)	7.00	(Peso)	6.50	(Peso)	6.00	(Peso)	5.50	(Peso)	4.50	(Peso)	4.50
IDD		$0.40		$0.40		$0.40		$0.40		$0.40		$0.40		$0.40
SMS Rates
SMS rates (in excess of FREE)	(Peso)	1.00	(Peso)	1.00	(Peso)	0.50	(Peso)	0.50	(Peso)	0.50	(Peso)	0.50	(Peso)	0.50
International SMS	(Peso)	10.00	(Peso)	10.00	(Peso)	10.00	(Peso)	10.00	(Peso)	10.00	(Peso)	10.00	(Peso)	10.00

*	Free Voice & SMS applies to local calls & NDD (GHP-GHP, GHP-other cell, GHP-local & NDD landline), and SMS (GHP-GHP, GHP-other cell) only.

	Globe		Touch Mobile
Prepaid Rates
MSF (VAT & CERA inclusive)		N/A		N/A
Free Voice Minutes (monthly)		N/A		N/A
Free SMS Allocation (monthly) *		N/A		N/A
Voice Rates
Globe to Globe / Touch Mobile to Touch Mobile	(Peso)	6.50	(Peso)	5.50
Globe/ Touch Mobile to another cell	(Peso)	7.50	(Peso)	6.50
Globe/Touch Mobile to local landlline	(Peso)	7.50	(Peso)	6.50
NDD	(Peso)	7.50	(Peso)	6.50
IDD		$0.40		$0.40
SMS Rates
Local SMS rates (in excess of Free)*	(Peso)	1.00	(Peso)	1.00
International SMS	(Peso)	10.00	(Peso)	10.00
MMS Messaging	(Peso)	5.00	(Peso)	5.00
Voice Messaging		N/A		(Peso) 3.00/min plus (Peso) 3.00 delivery charge
GPRS (per KB)	(Peso)	0.25		N/A

*	For Prepaid, free local SMS allocation is call card reload amount dependent. New rates for Touch Mobile are effective 8 January 2004.

	Advantage		Personal		Business		Executive		CEO

Old Plans (Plan 333, 799, 1331, 1997, 2662)

MSF (VAT & CERA inclusive)	(Peso)	333	(Peso)	799	(Peso)	1,331	(Peso)	1,997	(Peso)	2,662

Free Voice Minutes (monthly)*		42		110		190		310		600

Free SMS Allocation (monthly)		135		300		400		600		800

Voice Rate

Globe to Globe	(Peso)	6.00	(Peso)	5.50	(Peso)	5.00	(Peso)	4.50	(Peso)	3.50

Globe to other cell	(Peso)	7.50	(Peso)	7.00	(Peso)	6.50	(Peso)	6.00	(Peso)	4.50

Globe to local	(Peso)	7.50	(Peso)	7.00	(Peso)	6.50	(Peso)	6.00	(Peso)	4.50

NDD	(Peso)	7.50	(Peso)	7.00	(Peso)	6.50	(Peso)	6.00	(Peso)	4.50

IDD		$0.40		$0.40		$0.40		$0.40		$0.40

SMS Rates

SMS rates (in excess of Free)	(Peso)	1.00	(Peso)	1.00	(Peso)	0.50	(Peso)	0.50	(Peso)	0.50

International SMS	(Peso)	10.00	(Peso)	10.00	(Peso)	10.00	(Peso)	10.00	(Peso)	10.00

MMS Messaging	(Peso)	5.00	(Peso)	5.00	(Peso)	5.00	(Peso)	5.00	(Peso)	5.00

GPRS (per KB)	(Peso)	0.25	(Peso)	0.25	(Peso)	0.25	(Peso)	0.25	(Peso)	0.25

*	For the Plan subscription, Free Voice applies to GHP-GHP, GHP-Other cellular, Landline. Free SMS allocation to GHP-GHP SMS only. For Prepaid, Free allocation is call card reload amount dependent.

On 07 January 2004, Globe announced that the Securities and Exchange Commission (SEC) had favorably considered the Company’s application to issue (Peso)2.7 billion retail bonds with five-year maturity. On 19 September 2003, Globe Telecom signed an agreement with Nordeutsche Landesbank Girozentrale, Singapore Branch, for a US$50 million Term Loan Facility. The loan was arranged by Credit Lyonais, DBS and HSBC. Globe has expressed its intention to exercise its call option on its 2009 Senior Notes in August 2004. The US$50 million loan facility arranged in September 2003 and the proceeds from the planned (Peso)2.7 billion retail bond offering will be used to refinance the Company’s indebtedness maturing over the near term.

On 12 January 2004, Singapore Telecommunications Limited (SingTel) announced that SingTel and its 59.5%-owned subsidiary C2C Pte Ltd have reached an agreement in-principle with C2C’s banking syndicate (the “Lenders”) regarding the main commercial terms and conditions of a consensual restructuring of C2C’s US$650 million senior secured credit facility. The terms and conditions of the restructuring have been set out in a Memorandum of Understanding executed by the parties. Closing of the restructuring is conditional upon, inter alia, finalization of satisfactory documentation.

On 17 January 2004, Globe launched its ‘Share a Load’ service for its Globe postpaid and Globe Handyphone Prepaid and Touch Mobile subscribers. This service enables subscribers to send load credits, via SMS, between Globe postpaid to prepaid subscribers and among prepaid subscribers (for both Globe Handyphone Prepaid and Touch Mobile subscribers). Load credits are available in various denominations ranging from (Peso)5 to (Peso)500. The following table shows the denominations and their corresponding expiry dates.

	Globe	Touch Mobile	Free Tax

Share a Load Denominations and 1st Expiry Dates

(Peso)5	1 day	1 day	0

(Peso)10	1 day	1 day	0

(Peso)15	1 day	1 day	0

(Peso)20	2 days	2 days	0

(Peso)25	2 days	2 days	0

(Peso)30	3 days	3 days	0

(Peso)35	3 days	3 days	0

(Peso)40	4 days	4 days	0

(Peso)45	4 days	4 days	0

(Peso)50	5 days	5 days	0

(Peso)100	15 days	15 days	0

(Peso)300	60 days	60 days	35

(Peso)500	60 days	60 days	85

On 28 January 2004, Moody’s Investors Service affirmed Globe’s senior implied and senior unsecured ratings at Ba2, but changed the outlook to negative from positive. The outlook change reflects Moody’s decision to downgrade the Philippine Government’s long-term foreign currency bond rating to Ba2 with a negative outlook.

On 29 January 2004, the Board of Directors (BOD) of Globe approved a new Dividend policy and declared the first semi-annual cash dividend in 2004 of (Peso)18 per common share with a record date of 18 February 2004 and payment date of 15 March 2004. The BOD adopted a policy to declare cash dividends to its common shareholders on a regular basis as may be determined by the BOD from time to time. Given the improvements in net income and cash flows of Globe’s operations over the last few years, the BOD has set a dividend payout rate of approximately 50% of prior year’s net income payable semi-annually in March and in September of each year. This will be reviewed annually taking into account the Company’s operating results, cash flows, debt covenants, capital expenditure levels and liquidity.

Other Matters:

The following are the major stockholders of Globe Telecom as of 31 December 2003:

Stockholders	Common	% of Common	Preferred	% of Preferred	Total	% of Total
Ayala Corp*	53,456,303	38	—	—	53,456,303	18
ST	56,036,016	40	—	—	56,036,016	19
Asiacom	0	—	158,515,021	100	158,515,021	53
Public	30,411,548	22	—	—	30,411,548	10
Total	139,903,867	100	158,515,021	100	298,418,888	100

*	Ayala Corporation’s effective ownership totaling 55.9 million common shares (or 40% of Globe’s common shares) includes shares owned by a subsidiary where it has full voting power.

BOARD OF DIRECTORS as of 31 December 2003 *

Jaime Augusto Zobel de Ayala II	Chairman
Delfin L. Lazaro	Co-Vice Chairman
Lim Chuan Poh	Co-Vice Chairman
Gerardo C. Ablaza, Jr.	Director
Fernando Zobel de Ayala	Director
Jesus P. Tambunting	Director
Romeo L. Bernardo	Director
Guillermo D. Luchangco	Director
Lucas Chow	Director
Xavier P. Loinaz	Director
Rufino Luis T. Manotok	Director
Atty. Renato O. Marzan	Corporate Secretary

*	At the meeting of the Board of Directors held last 12 December 2003, the Board approved a resolution to amend the Articles and By-Laws of the Corporation to reduce the number of directors on the Board from 15 to 11. This resolution will be effective only upon approval of the amendment by the shareholders at the annual stockholders’ meeting.

KEY OFFICERS

Gerardo C. Ablaza, Jr.	President and Chief Executive Officer
Ferdinand M. De la Cruz	Head, Wireless Business
Rodell A. Garcia	Chief Information Officer
Gil B. Genio	Head, Wireline Business
Delfin C. Gonzalez, Jr.	Chief Financial Officer
Cesar M. Maureal	Head, Human Resources Group
Rebecca V. Ramirez	Head, Internal Audit
Atty. Rodolfo A. Salalima	Head, Corporate and Regulatory Affairs

SIGNATURES

Pursuant to the requirement of the Revised Securities Act, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant GLOBE TELECOM, INC.

EDITH C. SANTIAGO Vice President – Financial Control	29 January 2004

DELFIN C. GONZALEZ, JR. Chief Financial Officer & Authorized Representative	29 January 2004

27

ANNEX A

GLOBE TELECOM, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31, 2003		December 31, 2002*
	(Unaudited)		(As restated)
	(In Thousand Pesos)
ASSETS
Current Assets
Cash and cash equivalents	(Peso)	13,041,048	(Peso)	18,963,154
Short-term investments		1,962,889		3,994,050
Receivables—net		17,543,425		12,433,183
Inventories and supplies—net		616,741		382,616
Deferred income tax		2,444,797		972,280
Prepayments and other current assets		1,707,122		2,485,347

Total Current Assets		37,316,022		39,230,630

Property and Equipment—net		101,177,528		96,269,815

Other Assets
Deferred charges and others—net		1,952,056		1,601,801
Miscellaneous deposits and investments—net		1,440,884		2,090,483

		3,392,940		3,692,284

Total Noncurrent Assets		104,570,468		99,962,099

	(Peso)	141,886,490	(Peso)	139,192,729

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued expenses	(Peso)	24,564,956	(Peso)	20,958,216
Unearned revenues		2,376,906		2,113,681
Notes payable		—		6,639
Current portion:
Long-term debt		9,022,535		7,430,233
Other long-term liabilities		257,880		190,074

Total Current Liabilities		36,222,277		30,698,843

Deferred Income Tax		5,307,078		4,080,329
Long-term Debt—net of current portion		47,109,200		51,144,018
Other Long-term Liabilities—net of current portion		2,393,936		2,413,609

Total Noncurrent Liabilities		54,810,214		57,637,956

Total Liabilities		91,032,491		88,336,799

Stockholders’ Equity
Paid-up capital		39,418,022		39,377,803
Retained earnings		19,628,747		11,478,127
Treasury stock—Common		(8,192,770)		—

Total Stockholders’ Equity		50,853,999		50,855,930

	(Peso)	141,886,490	(Peso)	139,192,729

*	Certain comparative figures have been reclassified to conform with the current year’s presentation.

Certified True and Correct:

EDITH C. SANTIAGO Vice President – Financial Control	DELFIN C. GONZALEZ, JR. Chief Financial Officer and Authorized Representative

ANNEX A

GLOBE TELECOM, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	December 31, 2003		December 31, 2002
	(Unaudited)		(As restated)
	(In Thousand Pesos)
Preferred Stock—Series “A”	(Peso)	792,575	(Peso)	792,575

Common Stock
Balance at beginning of year		7,595,272		6,054,872
25% stock dividends		—		1,518,984
Subscribed		—		21,416

Balance at end of year		7,595,272		7,595,272

Additional Paid-in Capital—Common
Balance at beginning of year		31,109,975		32,609,708
Stock option purchase price		219		—
25% stock dividends		—		(1,518,984)
Subscribed		—		48,890
Expenses on stock offering and others		—		(29,639)

Balance at end of year		31,110,194		31,109,975

Subscriptions Receivable—Common
Balance at beginning of year		(120,019)		(169,166)
Collections—net of refunds		40,000		49,147

Balance at end of year		(80,019)		(120,019)

Paid-up Capital		39,418,022		39,377,803

Retained Earnings
Balance at beginning of year, as previously reported		11,720,337		4,939,704
Adjustment—adoption of SFAS 38/IAS 38		(242,210)		(315,813)

Balance at beginning of year, as restated		11,478,127		4,623,891
Net income		10,345,253		6,918,236
Dividends on:
Common stock		(2,126,676)		—
Preferred stock—Series “A”		(67,957)		(64,000)

Balance at end of year		19,628,747		11,478,127

Treasury Stock—Common		(8,192,770)		—

	(Peso)	50,853,999	(Peso)	50,855,930

Certified True and Correct:

EDITH C. SANTIAGO Vice President – Financial Control	DELFIN C. GONZALEZ, JR. Chief Financial Officer and Authorized Representative

ANNEX A

GLOBE TELECOM, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	For the Three Months Ended 31 December				For the Years Ended 31 December
	2003		2002		2003		2002
	(Unaudited)		(As restated)		(Unaudited)		(As restated)
	(In Thousand Pesos except Per Share Figures)

NET OPERATING REVENUES	(Peso)	13,191,701	(Peso)	12,625,616	(Peso)	49,477,935	(Peso)	45,800,397

COSTS AND EXPENSES
Operating		5,245,554		5,245,803		20,131,098		18,047,690
Depreciation and amortization		3,365,571		3,188,598		12,160,520		10,887,513
Provisions (reversal of allowance) for doubtful accounts		330,662		(124,221)		940,751		452,243
Losses on property and equipment and provisions for other probable losses		208,332		507,405		537,926		616,332
Provisions (reversal of allowance) for inventory losses, obsolescence and market decline		7,422		(80,137)		15,241		(19,744)

		9,157,541		8,737,448		33,785,536		29,984,034

INCOME FROM OPERATIONS		4,034,160		3,888,168		15,692,399		15,816,363

OTHER INCOME (EXPENSES) – Net
Interest expense		(1,028,259)		(1,037,899)		(4,023,904)		(3,799,872)
Swap costs and other financing charges		(385,430)		(350,459)		(1,818,185)		(1,299,811)
Interest income		139,592		146,378		756,840		458,855
Reversal of provisions (provisions) for:
Restructuring costs on network integration		—		8,675		113,347		(201,690)
Impairment of investments in shares of stocks		—		—		(906,683)		—
Equity in net earnings (loss) of investee company		(14)		198		(3,941)		697
Losses on shutdown of CMTS network arising from wireless business integration		—		—		—		(2,196,621)
Others – net		224,829		70,828		1,047,883		422,218

		(1,049,282)		(1,162,279)		(4,834,643)		(6,616,224)

INCOME BEFORE INCOME TAX		2,984,878		2,725,889		10,857,756		9,200,139

PROVISION FOR (BENEFIT FROM) INCOME TAX
Current		261,302		74,086		758,271		1,252,601
Deferred		(125,155)		134,885		(245,768)		1,029,302

		136,147		208,971		512,503		2,281,903

NET INCOME	(Peso)	2,848,731	(Peso)	2,516,918	(Peso)	10,345,253	(Peso)	6,918,236

Earnings Per Share
Basic	(Peso)	19.96	(Peso)	16.47	(Peso)	68.79	(Peso)	45.12
Diluted		20.17		16.47		68.65		45.12

Certified True and Correct:

EDITH C. SANTIAGO	DELFIN C. GONZALEZ, JR.
Vice President – Financial Control	Chief Financial Officer and Authorized Representative

ANNEX A

GLOBE TELECOM, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31
	2003 (Unaudited)		2002 (As restated)
	(In Thousand Pesos)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	(Peso)	10,857,756	(Peso)	9,200,139
Adjustments for:
Depreciation and amortization of property and equipment		12,075,663		10,840,480
Amortization of deferred charges and others		84,857		47,033
Interest expense		4,023,904		3,799,872
Provision (recovery of allowance) for:
Doubtful accounts		940,751		452,243
Impairment of investments in shares of stocks		906,683		—
Inventory losses, obsolescence and market decline		15,241		(19,744)
Restructuring costs on network integration		(113,347)		201,690
Interest income		(756,840)		(458,855)
Losses on property and equipment and provisions for other probable losses		537,926		616,332
Loss on disposal of property and equipment		67,097		234,073
Equity in net loss (earnings) of investee company		3,941		(697)
Losses on direct write-off of inventory		109		—
Dividend income		(307)		(282)
Losses on shutdown of CMTS network arising from wireless business business integration		—		2,196,621

Operating income before working capital changes		28,643,434		27,108,905
Changes in operating assets and liabilities:
Decrease (increase) in:
Receivables		(6,039,520)		(551,161)
Inventories and supplies		(228,276)		474,283
Prepayments and other current assets		2,111,658		1,090,111
Increase (decrease) in:
Accounts payable and accrued expenses		4,195,014		(854,624)
Unearned revenues		(31,454)		1,082,768
Other long-term liabilities		136,246		85,206

Cash generated from operations		28,787,102		28,435,488
Interest paid		(4,588,050)		(4,146,097)
Income tax paid		(905,019)		(1,273,521)

Net cash flows from operating activities		23,294,033		23,015,870

CASH FLOWS FROM INVESTING ACTIVITIES
Net additions to property and equipment		(17,452,338)		(17,918,193)
Interest received		779,321		436,203
Proceeds from sale of property and equipment		51,983		40,136
Dividends received		307		282
Decrease (increase) in:
Short-term investment		2,102,649		(3,994,050)
Miscellaneous deposits and investments		(260,898)		(1,011,730)
Deferred charges and others		(3,790)		(223,052)

Net cash flows used in investing activities		(14,782,766)		(22,670,404)

(Forward)

ANNEX A

	For the Years Ended December 31
	2003 (Unaudited)		2002 (As restated)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from:
Long-term borrowings	(Peso)	6,350,668	(Peso)	21,405,919
Short-term borrowings		–		1,026,230
Repayments of:
Long-term borrowings		(10,390,104)		(6,977,273)
Short-term borrowings		(6,639)		(3,120,617)
Purchase of treasury shares		(8,192,770)		—
Payment of dividends to:
Common shareholders		(2,126,676)		—
Preferred shareholders		(108,072)		(3,000)
Subscription of capital stock, net of stock-related expenses		40,220		90,578
Payment of due to an affiliate		—		(1,556,445)

Net cash flows provided by (used in) financing activities		(14,433,373)		10,865,392

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(5,922,106)		11,210,858

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		18,963,154		7,752,296

CASH AND CASH EQUIVALENTS AT END OF YEAR	(Peso)	13,041,048	(Peso)	18,963,154

Certified True and Correct:

EDITH C. SANTIAGO	DELFIN C. GONZALEZ, JR.
Vice President – Financial Control	Chief Financial Officer and Authorized Representative

Supplemental Disclosures on Globe Telecom, Inc. and Subsidiary Financial Reports

1)	Basis of Management Discussion and Analysis of Financial Condition and Results of Operations

The preceding discussion, in part, was based on the consolidated financial statements of Globe Telecom, Inc. and Subsidiary as of and for the years ended 31 December 2003 (unaudited) and 2002 (as restated).

2)	Basis of Financial Statements Presentation

The accompanying consolidated financial statements have been prepared under the historical cost convention method and in accordance with accounting principles generally accepted in the Philippines.

The consolidated financial statements include the accounts of Globe Telecom and its wholly owned subsidiary, Innove Communications, Inc., (formerly Isla Communications Company, Inc.) (collectively referred to as the “Globe Group”) as of December 31, 2003 and 2002.

Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

The Globe Group’s operations are not affected by seasonal or cyclical factors.

The accompanying consolidated financial statements were prepared using the same accounting policies and method of computation used in the December 2002 annual consolidated financial statements except for the new accounting standards adopted beginning January 1, 2003 as discussed below.

Adoption of New Accounting Standards

The Globe Group adopted the following Statements of Financial Accounting Standards (SFAS), which became effective for audited financial statements covering the period beginning January 1, 2003. These standards adopted their corresponding International Accounting Standards (IAS).

•	SFAS 10/IAS 10, Events After the Balance Sheet Date. This standard prescribes the accounting and disclosure related to adjusting and non-adjusting subsequent events. Additional disclosures required by the standard are included in the financial statements, principally the date of authorization for release of the financial statements.

•	SFAS 37/IAS 37, Provisions, Contingent Liabilities and Contingent Assets. This standard provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. Additional disclosures required by the standard, principally the movements in the provisions for the year were included in the financial statements; and

•	SFAS 38/IAS 38, Intangible Assets. This standard establishes the criteria for the recognition and measurement of intangible assets. Intangible assets that are recognized should be amortized over a period not exceeding 20 years. The new standard requires that expenditures on advertising, training, start-up, and relocation be expensed as incurred.

The Globe Group adopted SFAS 38/IAS 38, “Intangible Assets”, effective January 1, 2003. As a result of the adoption, the Globe Group charged its unamortized preoperating expenses as of January 1, 2003 to its beginning retained earnings. The change in accounting policy has been accounted for retroactively and the comparative financial statements for 2002 have been restated to conform with the benchmark treatment of a change in accounting policy. The change increased net income by (Peso)74 million, net of related tax of (Peso)31 million, for the years ended December 31, 2003 and 2002, representing the amortization that would have been charged for these periods. Retained earnings as of January 1, 2003 have been reduced by (Peso)242 million (net of related deferred income tax of (Peso)105 million), consisting of unamortized preoperating expenses as of adoption date.

The adoption of SFAS 10/IAS 10 and SFAS 37/IAS 37 did not have a material effect on the consolidated financial statements.

New Accounting Standards Effective Subsequent to 2003

The Accounting Standards Council has approved the following accounting standards, which will be effective subsequent to 2003:

•	SFAS 12/IAS 12, Income Taxes. This standard prescribes the accounting treatment for current and deferred income taxes. The Globe Group will adopt the standard in 2004. The standard requires the use of a balance sheet liability method in accounting for deferred income taxes. It requires the recognition of a deferred tax liability and, subject to certain conditions, asset for all temporary differences with certain exceptions. The standard provides for the recognition of a deferred tax asset when it is probable that taxable income will be available against which the deferred asset can be used. It also provides for the recognition of a deferred tax liability with respect to asset revaluation. The adoption of the new standard has no impact on the consolidated financial statements;

•	SFAS 17/IAS 17, Leases. This standard prescribes the accounting policies and disclosures to apply to finance and operating leases. Finance leases are those that transfer substantially all risks and rewards of ownership to the lessee. For operating leases, lease expense is recognized on a straight-line basis over the lease term, unless another systematic method is more representative of the benefit derived from the asset. The Globe Group will adopt the standard in 2004. The adoption of the new standard is expected to result to a decrease in consolidated net income by about (Peso)90 million in 2004, net of tax; and

•	SFAS 21/IAS 21, The Effects of Changes in Foreign Exchange Rates. This standard provides certain restrictions in allowing the capitalization of foreign exchange differentials. SFAS 21/IAS 21 will become effective for financial statements covering periods beginning on or after January 1, 2005. Accordingly, the Globe Group under this standard, will no longer be able to capitalize foreign exchange differentials effective January 1, 2005. On such date, any remaining balance of the capitalized foreign exchange differentials, net of the exchange losses that qualify as borrowing costs and income tax effect, will be adjusted retroactively against retained earnings and comparative consolidated financial statements will be restated. As of December 31, 2003, the net cumulative capitalized foreign exchange losses included in property and equipment amounted to (Peso)5,476 million, net of accumulated depreciation of (Peso)2,134 million. The estimated undepreciated capitalized foreign exchange losses that qualify as borrowing costs amounted to about (Peso)614 million.

3)	Unusual Items Affecting the Financial Statements

In 2003, Innove recognized a full provision for its equity investment in C2C Holdings amounting to (Peso)895 million (or (Peso)5.99 on a per share basis). The provision was made following the assessment by C2C Holdings of the estimated future cash flows expected from the continuing use of the cable network assets of C2C Pte. Ltd. (C2C) until the end of its economic useful lives and after considering the increased potential risk to the restructuring of C2C’s debt. This considered an independent market study commissioned to revalidate the bandwidth market potential and its effect on C2C Holdings.

Property and equipment include the cost of Globe Telecom’s ownership share in the capacity of certain cable systems under a consortium or private cable set-up and indefeasible rights of use (IRUs) of circuits in various cable systems. It also includes the cost of cable landing station and transmission facilities where Globe Telecom is the landing party. In 2003, certain cable systems and radio equipment which have been retired due to technological and regulatory factors with net book values amounting to (Peso)178 million were written off from the accounts. Total losses on property and equipment including provisions for probable losses on property and equipment amounted to (Peso)306 million in 2003.

4)	Material Variances Affecting the Balance Sheet

a.)	Cash and Cash equivalents – Decreased by 31% or (Peso)5.92 billion primarily due to purchase of 12 million treasury stocks from De TeAsia Holding GmbH for a total consideration of (Peso)8.19 billion including incidental costs associated with the acquisition offset by proceeds from matured short-term investments of (Peso)2.03 billion

b.)	Short-term investment – Termination of various investments mainly for the purchase of treasury stocks as discussed above.

c.)	Net receivables – Increased by 41% partly due to increase in termination rates and volume of traffic transactions and additional postpaid subscribers during the year;

d.)	Inventories and Supplies—Net – Increased by 61% due to higher handsets and accessories purchased over units sold;

e.)	Deferred Income Tax Asset – Increase of 151% or (Peso)1.47 billion is brought by Innove’s reversal of allowance for deferred tax assets. The reversal of allowance of (Peso)904 million was based on management’s assessment of realizability of deferred tax assets. Such assessment was based on positive results of operations in 2003, as well as anticipation of sustained profitability in foreseeable future. In addition, deferred tax assets also increased due to an incidence of higher unearned revenues and advances already subjected to income tax as a result of proposed tax regulation requiring the taxation of prepaid card sales and simpacks at point of sale.

f.)	Prepayments and Other Current Assets – Decreased by 31% due to higher output VAT balance in December 2003 offset against input VAT balance in December 2003 compared to last year.

g.)	Deferred Charges and Others—net – Increased by 22% due to increase in revaluation of foreign currency swaps and unamortized forward premiums

h.)	Miscellaneous deposit and investments – Decreased primarily due to Innove’s full provision for its equity investment in C2C Holdings amounting to (Peso)896 million. (Please see discussion on Results of Operations)

i.)	Accounts payable and accrued expenses – Increase is largely attributed to higher unpaid outbound charging resulting from increase in volume of outbound calls as the number of subscribers continues to grow.

j.)	Unearned revenues – Increased by 12% due to higher sales of prepaid card and introduction of over-the air reloading service during the year

k.)	Long term debt – Declined due to partial redemption of 2009 Senior Notes and payments of suppliers credit

l.)	Deferred Income Tax Liability – Increased by 30% due to increase in deferred income tax liabilities related to capitalized borrowing costs already claimed as deduction for tax purposes and excess of accumulated depreciation of certain equipment for tax purposes compared to financial reporting.

5)	Change in Estimates

The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the Philippines requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The estimates and assumptions used in the accompanying consolidated financial statements are based upon management’s evaluation of relevant facts and circumstances as of the date of the consolidated financial statements. Actual results could differ from such estimates.

As of December 31, 2003, the balance of accrual for restructuring costs related to the network integration of Innove amounted to (Peso)19 million. Payments of (Peso)69 million were made in 2003 to various lessors to settle the preterminations of site leases. As of December 31, 2003, Innove has substantially completed the equipment deinstallation activities as well as the lease preterminations which involved negotiation with the lessors. The related costs incurred were lower than the estimated cost provided for in 2002. Accordingly, the excess provision amounting to (Peso)113 million was reversed in 2003.

The Group performs a yearly review of the realizability of deferred tax assets. In prior years, Innove provided a full valuation allowance on deferred tax assets due to recurring losses that limited the realization of the available tax benefits. In 2003, Innove reversed a portion of valuation allowance amounting to (Peso)903 million based on management’s assessment of the realizability of deferred tax assets. Such assessment was based on positive results of operations in 2003, as well as an anticipation of sustained profitability in the foreseeable future.

In 2003 and 2002, as a result of periodic review of the estimated useful lives and depreciation methods applied to certain items of property and equipment, management came to the conclusion that there has been a significant change in the expected pattern of economic benefits from certain telecommunications equipment of the Globe Group. The Globe Group prospectively revised the remaining useful lives of certain telecommunications equipment from an average of 3-20 years to 3-10 years in 2002, and certain equipment from 10 years to 3-5 years starting in 2003. These changes have been accounted for as change in accounting estimates. The change in the remaining useful life of certain equipment has increased depreciation expense by (Peso)220 million (or (Peso)1.48 on a per share basis) and (Peso)1,148 million (or (Peso)7.55 on a per share basis) for the years ended December 31, 2003 and 2002, respectively.

6)	Long-term Debt

Long-term debt as of December 31, 2002 amounting to (Peso)3,852 million is secured by chattel mortgages on certain property and equipment. On February 28, 2003, the secured lenders approved the release of chattel mortgages. Documentation of the release is still being completed as of January 29, 2004.

Senior Notes

The Senior Notes are redeemable in whole or in part at the option of Globe Telecom at the redemption dates set forth below, after giving the required notice under the indenture and, if at the time of such notice the Notes are listed on the Luxembourg Stock Exchange, by publishing a notice in the Luxembourg Wort. The Senior Notes may be redeemed at the following prices (for Senior Notes redeemed during the 12-month period commencing on each of the years below, expressed as percentages of the principal amount), plus accrued and unpaid interest and additional amounts thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

	2009 Senior Notes		2012 Senior Notes
Redemption date	On or after August 1, 2004		On or after April 15, 2007
Redemption price	2004	106.500%	2007	104.875%
	2005	104.333%	2008	103.250%
	2006	102.167%	2009	101.625%
	2007 and thereafter	100.000%	2010 and thereafter	100.000%

Prior to April 15, 2005, Globe Telecom, upon not less than 30 nor more than 60 days’ prior notice, may redeem the 2012 Senior Notes up to a maximum of 33 1/3% of the original aggregate principal amount of the Notes, with the proceeds of one or more Public Equity Offerings or from a Strategic Equity Investment at a redemption price equal to 109.75% of the principal amount thereof, plus accrued and unpaid interest and additional amounts thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption, at least 66 2/3% of the original aggregate principal amount of the Senior Notes remain outstanding. Any such redemption shall be made within 75 days of such Public Equity Offering or Strategic Equity Investment, as applicable. The 2012 Senior Notes are also redeemable at the option of Globe Telecom at any time in whole at the price specified in the event of certain changes relating to Philippine taxation.

Globe Telecom has expressed its intention to exercise its call option on the 2009 Senior Notes in August 2004. As of December 31, 2003, Globe Telecom redeemed $45.39 million of the 2009 Senior Notes.

On December 12, 2003, the Philippine SEC approved Globe Telecom’s application to issue (Peso)2.70 billion retail bonds with a five-year maturity.

7)	Dividends

On April 1, 2003, the BOD of Globe Telecom approved the declaration of cash dividends of (Peso)2 billion ((Peso)14 per common share to common stockholders of record as of April 21, 2003. Globe Telecom paid the cash dividends on May 6, 2003.

Globe Telecom’s BOD approved the declaration of dividends amounting to (Peso)68 million in 2003 payable to series “A” convertible preferred shareholders. In 2003, Globe Telecom fully paid its remaining dividends payable of (Peso)108 million as of December 31, 2002, including dividends declared in 2001 amounting to 44 million, net of (Peso)3 million paid in 2002.

8)	Stock Options

On April 4, 2003, Globe Telecom granted additional stock options to key executives and senior management personnel of the Globe Group under the Executive Stock Option Plan 2 (ESOP2). It required the grantees to pay a nonrefundable option purchase price of (Peso)1,000 until June 30, 2003, which is the closing date for the acceptance of the offer. As of December 31, 2003, a total of 639,200 stock options were granted to key executives and senior management personnel. ESOP2 provides for an exercise price of (Peso)547, which is the average quoted market price of the last 20 trading days preceding April 4, 2003. Fifty percent of the options become exercisable from April 4, 2005 to April 4, 2013, while the remaining 50% become exercisable from April 4, 2006 to April 4, 2013. In order to avail of the privilege, the grantees must remain with Globe Telecom or its affiliates from grant date up to the beginning of the exercise period of the corresponding shares.

There were no options exercised or forfeited for the years ended December 31, 2003 and 2002.

9)	Treasury Shares

In October 2003, De TeAsia Holding GmbH (DTA) sold its 24.8% equity ownership in Globe Telecom as follows: (1) to AC at 10.04 million shares; (2) to STI at 15.64 million shares; and (3) to Globe Telecom at 12 million shares. As of December 31, 2003, the effective ownership share of AC (inclusive of shares held by its wholly owned subsidiary) and STI became 40%. The acquisition by Globe Telecom of its own common shares of stock decreased (1) the outstanding shares of stock by 12 million shares and (2) the stockholders’ equity by (Peso)8.19 billion, representing the total consideration for the 12 million shares at (Peso)680 per share and incidental costs associated to the acquisition.

10)	Reporting Segment

The Globe Group’s segment information for the years ended December 31 are as follows (in millions):

2003

	Wireless Communications Services		Wireline Voice Communications Services		Wireline Data Communications Services		Corporate [1]		Total
Revenues	(Peso)	44,465	(Peso)	3,573	(Peso)	1,440	(Peso)	—	(Peso)	49,478
Operating expenses		(16,944)		(1,620)		(867)		(2,194)		(21,625)

EBITDA [2]		27,521		1,953		573		(2,194)		27,853
Depreciation and amortization		(8,371)		(2,431)		(351)		(1,008)		(12,161)

EBIT		19,150		(478)		222		(3,202)		15,692
Other expenses – net		(4,349)		(314)		(185)		13		(4,835)

Income (loss) before income tax	(Peso)	14,801	(Peso)	(792)	(Peso)	37	(Peso)	(3,189)	(Peso)	10,857

Capitalized expenditure	(Peso)	10,037	(Peso)	4,916	(Peso)	137	(Peso)	2,367	(Peso)	17,457

Segment assets*	(Peso)	110,491	(Peso)	21,361	(Peso)	2,283	(Peso)	5,307	(Peso)	139,442
Segment liabilities*	(Peso)	82,389	(Peso)	1,805	(Peso)	236	(Peso)	1,295	(Peso)	85,725

The provision for impairment of the investment in C2C Holdings is reported under Corporate (see Note.3)

2002 (As restated)

	Wireless Communications Services		Wireline Voice Communications Services		Wireline Data Communications Services		Corporate [1]		Total
Revenues	(Peso)	41,161	(Peso)	3,555	(Peso)	1,084	(Peso)	—	(Peso)	45,800
Operating expenses		(14,502)		(1,676)		(772)		(2,146)		(19,096)

EBITDA [2]		26,659		1,879		312		(2,146)		26,704
Depreciation and amortization		(6,939)		(2,843)		(534)		(572)		10,888

EBIT		19,720		(964)		(222)		(2,718)		15,816
Other income (expenses) – net		(5,872)		(489)		(214)		(41)		(6,616)

Income (loss) before income tax	(Peso)	13,848	(Peso)	(1,453)	(Peso)	(436)	(Peso)	(2,759)	(Peso)	9,200

Capitalized expenditure	(Peso)	14,156	(Peso)	5,305	(Peso)	547	(Peso)	1,079	(Peso)	21,087

Segment assets*	(Peso)	95,223	(Peso)	32,621	(Peso)	3,266	(Peso)	7,110	(Peso)	138,220
Segment liabilities*	(Peso)	69,670	(Peso)	10,837	(Peso)	1,143	(Peso)	2,606	(Peso)	84,256

*	Segment assets and liabilities do not include deferred income taxes

11)	Integration of Globe Telecom and Innove Operations

a.	Wireless Operations

In September 2002, Globe Telecom announced the operational integration of Globe Telecom’s and Innove’s wireless networks to increase the Globe Group’s business focus and streamline its operations in order to optimize utilization of the network which will benefit subscribers. A key element of the integration involved the migration of existing wireless subscribers of Innove to the improved TM service, allowing them to enjoy superior coverage and service offering available through the Globe Telecom-Innove integrated network.

The operational integration enabled the joint use of Innove’s 10 Mhz frequency resources by Globe Telecom and the use of certain elements of the existing Innove network. The National Telecommunications Commission (“NTC”) approved the joint use of Innove’s frequency by the Globe Group on August 1, 2002. Certain elements of the Innove network which cannot be redeployed to the Globe network were shut down in 2002 to avoid unnecessary duplication. The shut down necessitated Innove’s recognition of losses on retirement of certain property and equipment and restructuring costs in 2002. As of December 31, 2003, Innove has substantially completed the equipment deinstallation activities as well as pretermination of leases which involved negotiation with the lessors.

b.	Wireline Operations

On August 5, 2003, the NTC approved the legal transfer of Globe Telecom’s wireline business authorizations, properties, assets and obligations to Innove. The NTC also approved the common usage, operations and maintenance of the network elements of both Globe Telecom and Innove to ensure smooth transfer of the service and no disruption in interconnection with other carriers while the transfer is ongoing. Pursuant to the approval granted by the NTC, the wireline business of Globe Group was integrated into Innove on September 30, 2003. As a result, Globe Telecom became a purely wireless company. The transfer of the wireline business of Globe telecom to Innove is still part of the Globe Group’s operational integration activities to achieve increased focus and streamlined operations. The integrated and focused wireline operations signal the Globe Group’s commitment to innovation, customer focus and operational excellence.

12)	Provisions and Contingencies

Provisions relate to various pending regulatory claims and assessments. The provisions, under accounts payable and accrued expenses account include the Globe Group’s provisions for wireless and wireline business amounting to (Peso)676 million and (Peso)19 million as of December 31, 2003 and 2002, respectively. The Globe Group recognized provisions amounting to (Peso)157 million, net of reversals amounting to (Peso)116 million for the year ended December 31, 2003. As of January 29, 2004, these matters are still being resolved.

The balance of the provisions also includes Innove’s provision relating to NTC permit fees amounting to (Peso)117 million, which were assessed by the NTC on March 27, 1996 required under Section 40 (g) of the Public Service Act. Innove, together with other telecommunications companies, particularly the members of the Telecommunications Operators of the Philippines, have disputed the assessed permit fees. Innove has retained these provisions pending the resolution of the on-going Supreme Court case on the matter. The expected timing of the settlement of the permit fees cannot be anticipated pending resolution of these matters.

NTC Memorandum Circular No. 13-6-2000

Globe Telecom is an intervenor in and Innove (formerly Isla Communications Co., Inc.) is a party to Civil Case No. Q-00-42221 entitled “Isla Communications Co., Inc. et. al. versus National Telecommunications Commission (NTC), et. al.” before the Regional Trial Court (RTC) of Quezon City by virtue of which Globe Telecom and Innove, together with other cellular operators, sought and obtained a preliminary injunction against the implementation of NTC Memorandum Circular No. 13-6-2000. NTC Memorandum Circular No. 13-6-2000 sought, among others, to extend the expiration of prepaid call cards to two years. The NTC appealed the grant of the injunction to the Court of Appeals (CA). On October 25, 2001, Globe Telecom and Innove received a copy of the decision of the CA ordering the dismissal of the case before the RTC for lack of jurisdiction, but without prejudice to the cellular companies’ seeking relief before the NTC which the CA claims had jurisdiction over the matter. Globe Telecom subsequently filed a Petition for Review with the Supreme Court (SC) seeking to reverse the decision of the CA. After initially denying the petition, the SC on September 2, 2003 overturned the CA’s earlier dismissal of the petitions filed by SMART and Globe. In its 13-page decision, the SC said the Quezon City trial court could hear and decide the case, contrary to NTC’s argument. The SC has also since denied the NTC’s motion for reconsideration. Globe is still awaiting the resumption of proceeding before the RTC.

In the event, however, that Globe Telecom and Innove are not eventually sustained in their position and NTC Memorandum Circular No. 13-6-2000 is implemented in its current form, they would probably incur additional costs for carrying and maintaining prepaid subscribers in their networks.

Recent Development with U.S. Carriers

On February 7, 2003, AT&T and MCI WorldCom (MCI) filed a petition before the U.S. Federal Communications Commission (U.S. FCC) seeking a stop-payment order on settlements to Philippine carriers on the ground that Philippine carriers were “whipsawing” AT&T and MCI into agreeing to an increase in termination rates to the Philippines. Whipsawing occurs when a foreign monopoly supplier uses its market power to negotiate a more favorable agreement from one U.S. carrier and extract the same terms from other U.S. carriers. On March 10, 2003, the Chief International Bureau of the U.S. FCC issued an Order suspending all settlement payments of U.S. facilities-based carriers to a number of Philippine carriers, including Globe Telecom, until such time as the U.S. FCC issues a Public Notice stating otherwise.

This Order had the effect of preventing U.S. facilities-based carriers such as AT&T from paying the affected Philippine carriers for switched voice services, whether rendered before or after the date of the Order. In response, NTC issued an Order last March 12, 2003 ordering Philippine carriers not to accept traffic from U.S. carriers who do not pay for services rendered and to take all steps necessary to collect payment for services rendered.

On April 10, 2003, Globe Telecom filed a Petition for Review before the U.S. FCC seeking to lift the Order from the International Bureau.

On October 17, 2003, the NTC issued a Memorandum Order ordering all Philippine carriers to immediately accept terminating traffic via direct circuits from U.S. facilities-based carriers on mutually acceptable final or interim termination rates and on terms and conditions agreed upon by the parties.

In November 2003, MCI and Sprint concluded interim commercial arrangements with Globe Telecom for termination rates covering the period February 1, 2003 to March 31, 2004. On January 9, 2004, Globe Telecom and AT&T signed an interim agreement for termination rates.

As of December 31, 2003, net receivables from various U.S.$7.47 million carriers, including AT&T & MCI.

On January 26, 2004, the U.S. FCC lifted the stop-payment order against Globe Telecom following confirmation by U.S. carriers that service with Globe Telecom had been normalized. U.S. carriers are now required to resume payments for termination services.

On January 10 and 11, 2004, the U.S. Department of Justice served subpoenas to three Globe Telecom executives requiring them to appear before a grand jury investigation in Hawaii. The investigation is for the purpose of determining if the conduct of the Philippine carriers in relation to the termination rate dispute may have violated U.S. Laws. The executives of other Philippine telecommunications companies were also served subpoenas. The outcome of the investigation is presently not determinable.

13)	Earnings per share (EPS)

Basic EPS is computed by dividing earnings applicable to common stock by the weighted average number of common shares outstanding during the year including fully paid but unissued shares, if any, as of the end of the period after giving retroactive effect for any stock dividends, stock splits or reverse stock splits during the year. Diluted EPS is computed assuming that the stock options, rights and warrants are exercised and qualified convertible preferred shares are converted.

Earnings	per shares for the period were computed as follows:

	Years Ended December 31
	Basic EPS				Diluted EPS
	2003		2002		2003		2002
	(Unaudited)		(As restated)		(Unaudited)		(As restated)
Net Income	(Peso)	10,345,253	(Peso)	6,918,236	(Peso)	10,345,253	(Peso)	6,918,236
Less dividends on preferred shares		67,957		64,000		—		64,000

Net income available to common shares		10,277,296		6,854,236		10,345,253		6,854,236

Weighted average number of shares*		149,405		151,905		149,405		151,905
Dilutive shares arising from:
Convertible preferred shares		—		—		1,227		—
Stock options		—		—		74		1

		149,405		151,905		150,706		151,906

Per share figures	(Peso)	68.79	(Peso)	45.12	(Peso)	68.65	(Peso)	45.12

	Three Months Ended December 31
	Basic EPS				Diluted EPS
	2003		2002		2003		2002
	(Unaudited)		(As restated)		(Unaudited)		(As restated)
Net Income	(Peso)	2,848,731	(Peso)	2,516,918	(Peso)	2,848,731	(Peso)	2,516,918
Less dividends on preferred shares		16,629		15,081		—		15,081

Net income available to common shares		2,832,102		2,501,837		2,848,731		2,501,837

Weighted average number of shares*		141,905		151,905		141,905		151,905
Dilutive shares arising from:
Convertible preferred shares		—		—		1,003		—
Stock options		—		—		198		1

		141,905		151,905		143,106		151,906

Per share figures	(Peso)	19.96	(Peso)	16.47	(Peso)	19.91	(Peso)	16.47

The adoption of SFAS 38/IAS 38 increased earnings per share both for years ended December 31, 2003 and 2002 by (Peso) 0.49 and (Peso)0.48, net of related tax, respectively

*As discussed in Note 9, Globe Telecom acquired 12.00 million of its common shares following the DTA sales of its equity investment in Globe Telecom in the fourth quarter of 2003.

14)	Aging of Accounts Receivable

Trade Receivables	(In Thousands)
Current	(Peso)3,155,627
More than 90 days past due	255,974
More than 120 days past due	230,673
More than 150 days past due	341,623
More than 180 days past due	3,126,029

7,109,926
Traffic Settlement Receivables	14,296,811
Other Receivables	197,687

Total Receivables	21,604,424
Less: Allowance for doubtful accounts	4,060,999

Receivables – net	(Peso)17,543,425

15)	Breakdown of Liabilities

		12/31/2002	03/31/2003	06/30/2003	09/30/2003	12/31/2003
A.	Accounts Payable	(In Million Pesos)
	Traffic Settlements	6,654.8	8,713.9	10,531.0	10,154.0	11,244.0
	Other Creditors	4,768.9	4,922.5	4,628.9	4,613.1	4,642.5
	Unearned Revenues	2,113.7	2,245.2	2,351.9	2,488.8	2,376.9

		13,537.4	15,881.6	17,511.8	17,255.9	18,263.4

B.	Notes Payable
	Suppliers	6.6	6.2	—	—	—

		6.6	6.2	—	—	—

C.	Accrued Expenses
	Accrued Expenses – Trade	5,729.4	5,634.3	5,698.9	5,029.2	5,675.4
	Accrued Project Cost	3,805.1	3,102.9	3,787.8	2,550.4	3,003.1

		9,534.5	8,737.2	9,486.7	7,579.6	8,678.5

D.	Long Term Debt (LTD)
	Current Portion of LTD
	Banks	6,635.2	6,656.5	6,757.6	7,226.4	8,363.4
	Suppliers	795.0	680.6	679.5	685.3	659.2

		7,430.2	7,337.1	7,437.1	7,911.7	9,022.6

	LTD – net of current portion
	Banks	23,638.8	23,362.3	23,940.6	23,135.3	21,966.3
	Corporate Notes	3,665.0	3,665.0	3,665.0	3,665.0	3,665.0
	Suppliers	1,473.5	1,049.7	925.5	737.7	654.9

		28,777.3	28,077.0	28,531.1	27,538.0	26,286.2

	Senior Notes due in 2009 and 2012	22,366.7	21,737.5	20,764.4	20,609.6	20,823.1

E.	Other long-term liabilities
	Current	190.1	191.3	191.0	217.8	257.9
	Non-current	2,413.6	2,601.9	2,488.8	2,465.0	2,393.9

		2,603.7	2,793.2	2,679.8	2,682.8	2,651.8

Certified True and Correct:

EDITH C. SANTIAGO	DELFIN C. GONZALEZ, JR.
Vice President – Financial Control	Chief Financial Officer and Authorized Representative

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Globe Telecom Inc.

By:	/s/ Delfin C. Gonzalez, Jr.

Name:	Delfin C. Gonzalez, Jr
Title:	Chief Financial Officer

Date: February 2, 2004